UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bestest, LLC

Legal status of issuer

  Form
  Limited Liability Company

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  October 6, 2015

Physical address of issuer
21 Bridge Square, Westport, CT 06880

Website of issuer
www.bestestpolls.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Boston Private Bank and Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
September 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$15,009.90	$184,417.83
Cash & Cash Equivalents	$8,202.96	$184,417.83
Accounts Receivable	$0.00	$0.00
Short-term Debt	$40,217.76	$20,521.80
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$6,663.41	$880.12
Taxes Paid	$0.00	$0.00
Net Income	-$533,863.90	-$191,343.96

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 22, 2019

_____

FORM C/A

Up to $107,000.00

Bestest, LLC



Explanatory Note

Bestest, LLC is filing an Amendment to its Form C, which was first filed with the Securities and Exchange Commission on June 25, 2019 and amended on July 30, 2019 to include a copy of the Company's webinar transcript. This Amendment is filed to extend the offering end date to September 30, 2019.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Bestest, LLC, a Delaware Limited Liability Company (the "Company", as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bestestpolls.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 22, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
www.bestestpolls.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Bestest, LLC (the "Company") is a Delaware Limited Liability Company, formed on October 6, 2015.

The Company is located at 21 Bridge Square, Westport, CT 06880.

The Company's website is www.bestestpolls.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Bestest aims to speed up market research, group decision-making, and live audience voting by making it easy to poll others, and vote, from a smartphone. The Company's social polling technology lets users gather feedback from the public or private groups in real time, using a free mobile app available on iOS or Android. Presently, the company is focused on user acquisition efforts with increased emphasis on digital advertising and marketing. However, in the near future the company plans to begin rolling out paid features to the app such as sponsored polls and trend reports to begin generating revenue.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 30, 2019
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The app marketplace is highly competitive.
We face significant competition with respect to our current app and any technologies or solutions we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize polling tools and technology. These competitors also vie with us to recruit and retain qualified personnel. Smaller or early stage companies may also prove to be competitive with Bestest. In addition, there may be domestic or foreign competitors in the market that Bestest has not yet identified and may never identify. It's possible new market entrants could render Bestest obsolete. There's also the chance that existing social media platforms could augment their polling technologies and become a significant threat to Bestest. Finally, it's possible that a foreign competitor could copy our business and operate from overseas at a lower cost than us. All of these factors could impair our ability to operate, or stay in operation.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Bestest currently does not generate revenue.
Bestest is a pre-revenue company. In the future, the Company will probably depend on in-app purchases, subscriptions, technology licensing, sponsored polls, and special research projects for revenue, but the Company may be unable to roll out these offerings in a timely manner, or at all. We may fail to attract a sufficient volume of customers, or any customers at all. There is no assurance Bestest can or will generate revenue, or a profit.

Security breaches and other disruptions could compromise Bestest's user and customer data and cause Bestest's business and reputation to suffer.
The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive data. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our app or business systems, or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our

app or other systems. Further, experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, including that of our users or customers. Any threat or attack could create system disruptions or cause shutdowns. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause system damage, the loss of source code, unauthorized release of critical data and problems with app performance. Despite the security measures we have in place, our information technology and infrastructure may be vulnerable to attack. Plus, there can be no assurance that future advances in information security will prevent our data from being compromised. Any unauthorized access, disclosure or loss of information, or disruption or system failure would have a material adverse effect on our reputation, operating results and financial condition, and could subject our Company to legal claims and proceedings. Moreover, these events may create negative publicity and result in reputation or brand damage for Bestest. Bestest may not be able to recover.

The Company's success depends on the experience and skill of its Chairman, advisors, executive officers and key employees.
Bestest is dependent on Lalit Goel, Kelly Helmuth, and Nicole Hernandez as principal contributors to the Company. The Company has or intends to enter into employment agreements with Lalit Goel, Kelly Helmuth, and Nicole Hernandez although there can be no assurance that it will do so or that they will continue to be employed by the Company for any particular period of time. The loss of Lalit Goel, Kelly Helmuth, or Nicole Hernandez could harm the Company's business, financial condition, cash flow and results of operations.

We depend on third-party providers for a variety of services, and we outsource a number of core functions and operations.
In certain instances, we rely on outsourced service providers because they offer savings, specialization or other benefits. We exercise limited control over our third-party vendors, which increases our vulnerability to problems with the technology and services they provide. If these third parties become unable to, or refuse to, continue to provide their services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our app or business systems, our business could suffer significantly. If such companies, or our relationship to them, were compromised or interrupted and we were not able to find alternate third-party providers, we could experience disruptions in: the availability and functionality of the Bestest app; the release of new features; our ability to reach new users; our ability to monetize; and other critical functions. In general, if any of our third-party partners were to fail to perform as expected, it could subject Bestest to potential liability. All such dependencies may adversely or irreparably affect our business.

Bestest is significantly dependent upon its intellectual property rights.
Bestest is a technology-based company and its business model and future success are significantly dependent upon its ability to protect all of its intellectual property rights. Such intellectual property consists of, among other things, trade secrets, patents, innovative processes, trademarks and copyrights for its code, and other items. Protective measures we've taken may not be sufficient or effective and they may not prevent the misappropriation of Bestest's technology or other proprietary assets. Unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. It's also possible that others could independently develop substantially equivalent intellectual property. Effectively policing the unauthorized use of our

services and technology is time-consuming and costly. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are often unclear and subject to change; plus, outcomes can be difficult to predict. Since we may not be able to adequately or cost-effectively protect or enforce our intellectual property rights or, in some instances, utilize the intellectual property presently in place, we could diminish Bestest's competitive advantage and adversely affect the Company's financial position and results of operations.

Bestest maintains confidential information.

Bestest's success depends on maintaining the confidentiality of its trade secrets and know-how. Bestest seeks to protect such information by, among other things, entering into confidentiality agreements with employees, existing and potential collaborators, and existing and potential investors and consultants. Such agreements may be breached by those parties. Bestest may not be able to obtain an adequate, or perhaps any, remedy to such a breach. In addition, trade secrets may otherwise become known to, or be independently developed by, competitors. Any disclosure of confidential information could diminish the Company's competitive edge and adversely affect its financial condition and results of operations.

The Company could be negatively impacted if found to have infringed on others' intellectual property rights.

Bestest's implementation of the pending patents, if granted, may be found to infringe upon claims of patents owned by others. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. Similarly, patent holding companies seek to monetize patents they have purchased or otherwise obtained. The plaintiffs in these actions frequently seek injunctions and substantial damages, and they often have substantially greater resources than the defendants and are thereby able to sustain the cost of litigation and proceedings more effectively. As Bestest grows, the intellectual property rights claims against it will likely increase. Regardless of the merit of any individual claim, litigation can be expensive, time-consuming, disruptive to the Company's operations, and distracting to management. Plus, results of litigation are inherently uncertain and may result in adverse rulings or decisions. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. Such an outcome would have a material adverse effect on Bestest's financial condition and results of operations. In certain cases, the Company might consider the desirability of entering into licensing agreements as an alternative, although no assurance can be given that such licenses could be obtained on acceptable terms or that litigation would not occur. Licenses could significantly increase the Company's operating expenses. Although the Company intends to vigorously defend any infringement actions in court and before the U.S. International Trade Commission, any infringement claim could have an adverse effect on the Company.

We face intense competition for users' time.

We compete with all other forms of social media and entertainment for a user's time and attention. The increasing number of choices available to users could negatively impact not only user acquisition, engagement and retention but also future customers' willingness to purchase polling tools and research from Bestest, since our pricing model is based in large part on the size of the audience we can provide.

Bestest depends on its users for content.
Our success depends in part on user-generated content and we may be adversely affected if that content fails to achieve sufficient acceptance or we fail to have enough of it to retain users.

The Company depends in large part on the performance of ad networks to acquire and retain users.
Bestest drives app downloads by running install campaigns on the country's most popular social media platforms. Many of these platforms accept ads and promote products from our competitors. What's more, the platforms themselves often compete with Bestest. There is no assurance that these platforms will accept, run or continue to run our ad campaigns. Eliminating one or more of these channels could interrupt or challenge the Company's plans to grow. Though it's unlikely, the financial conditions or reputations of these platforms could weaken, or their business strategies could change, and they could stop offering services that drive app installs, which would adversely affect our business.

Our failure to deliver reliable, real-time poll results could damage our reputation and diminish demand for our technology, and subject Bestest to liability.
Our codebase is extensive and our technology has taken years to develop. Occasionally, we release a new build with errors or code conflicts that didn't appear or weren't detected during quality assurance testing. We sometimes need to make repairs that cost us money and divert time away from other projects. If customers discover defects or other performance problems with our technology, our customers' businesses, and our reputation, may be damaged. Customers may contest payment, request remedial action, terminate an agreement with us, or elect not to do business with us again. If we do not properly address customer or user concerns about our app, Bestest's reputation and the relationships we've built may be harmed. In extreme cases, we may be subject to liability claims. Any of the foregoing could have an adverse effect on our business and results of operations.

We must develop new features, evolve existing ones, and adapt to technology change or our growth prospects and results of operations could be adversely affected.
To survive as a tech company and market research business we need to identify and integrate advantageous new technologies. Similarly, we must observe and respond to changes in user behavior. Our failure to detect or assimilate either one could lessen the appeal of our app and impact the revenue we are able to generate. In a competitive, demanding and rapidly-changing environment, any failure to keep pace could result in the loss of market share. New technologies like blockchain could make Bestest's tech stack irrelevant or obsolete. Substantial resources could be necessary to pivot.

App reliability and availability are essential to our business.
Users and customers require Bestest to perform at a high level, contain valuable features, and operate reliably. Our future success depends on our ability to maintain and continuously improve our app. It also depends on the 24/7 availability of Bestest. Not addressing a quality or availability issue in an effective and timely manner may cause user attrition, negative publicity, loss of sales and loss of public confidence. Plus, either issue could make it more difficult for the Company to release or Bestest users to embrace new features, products or services by our Company.

Industry consolidation may result in increased competition.

As our competitors attempt to strengthen or maintain their market positions, some of them have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they offered prior. With increased size, strength and service offerings, the resulting entities could provide more complete or compelling solutions than Bestest. These pressures could retard our growth and have other adverse effects on our business.

Changes in government regulation could adversely impact our business.
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governments. These laws and regulations may change and those changes may impact our business. In the future, Bestest may need to comply with certain domestic and foreign requirements related to data use, storage, sharing, modification, deletion and other handling. Policymakers and regulators are currently examining how they should govern and treat data privacy and security issues, and they may develop a body of laws or requirements specifically aimed at technology and data companies. Such regulations could be onerous and expensive for Bestest.

Competition for talented personnel is intense.
As a startup, the Company may not be able to offer competitive wages and benefits. By extension, Bestest may not be able to find, recruit, hire or retain personnel with the skills we require.

Our business could be adversely affected if there is a decline in market research spending.
A decline in the economic prospects of other businesses or the economy in general could cause current or prospective customers to spend less with Bestest. In addition, customers' willingness to purchase polling tools or research from Bestest may be adversely affected if our userbase doesn't grow or if user engagement declines.

We depend on cloud software services to supply some of the software, security and storage we rely on for our app.
We obtain cloud services from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to support our technology stack in the way we desire. Some software and operational support vendors are the sole supplier of a service, or are in a position of some exclusivity. If these vendors experience operating or financial difficulties or are otherwise unable to provide the services we need in a timely manner, these circumstances could materially and adversely affect our ability to retain and attract users or customers, and they could have a material negative impact on our operations and finances.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Lalit Goel, Kelly Helmuth, and Nicole Hernandez in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Lalit Goel, Kelly Helmuth, or Nicole Hernandez die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Indemnity provisions in various agreements potentially expose us to liability.
Our agreements with third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large

indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time-consuming and expensive to resolve and would divert our time and attention away from executing our business plan.

Bestest is subject to income taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where ultimate tax determinations may be uncertain.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002 so we can offer no assurance that there are not deficiencies or weaknesses in the quality of our financial controls.

Our personnel live and work in different locations.
Until now, Bestest has had a geographically-distributed workforce. Physical distance and time zone differences could have an effect on Company communications and productivity.

Our business could be negatively affected by environmental and political factors.
Natural disasters, extreme weather, acts of terrorism, political uncertainty, war and other events beyond our control could suspend or completely eliminate our business.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering, and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute to the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd

Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 65.49% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be

considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Bestest aims to accelerate market research, group decision-making, and live audience voting by making it easy to poll others, and vote, from a smartphone. The Company's social polling technology lets users gather feedback from the public or private groups in real time, using a free mobile app available on iOS or Android. Presently, the Company is focused on user acquisition efforts with increased emphasis on digital advertising and marketing. However, in the near future the company plans to begin rolling out paid features to the app such as sponsored polls and trend reports to begin generating revenue.

Business Plan

Bestest is currently focused on user growth for the platform and has not yet monetized any portion of the app. However, in the coming months and years, Bestest is planning to roll out several methods of generating revenue. Some of the proceeds from this raise are planned to be used to build out these features. Potential future monetizing features include:

- *Micropayments/in-app purchases:* In response to requests by users, Bestest is planning to introduce micropayments and in-app purchases for poll enhancements and specialized polling tools. Some of these enhancements and tools will include the ability to turn off commenting, delay the reveal of vote outcomes, and bundle event organizer polls (i.e. several polls grouped together). Bestest anticipates releasing this feature within the next month (as of June 2019). If the introduction is successful, the company anticipates eventually turning this feature into an optional monthly "pro" subscription.

- *Custom real-time research:* Specially commissioned research projects using data on-hand and/or poll questions designed by customers. Bestest plans to do several pilots (starting in the summer of 2019) before it builds out an enterprise dashboard letting companies harvest and sort the data themselves. Eventually, Bestest anticipates the data dashboard becoming its principal enterprise offering.

- *Market Insights:* A monthly report on what's trending in the app. It would be available by general interest or industry, complete with sharable infographics summarizing the reports.

This feature will be offered on an annual subscription basis. Bestest anticipates releasing this feature in 2020 or 2021.

- *Sponsored Polling:* Paid premium poll placement with real-time responses, a guaranteed number of participants, and full demographic analysis. Bestest anticipates releasing this feature in 2020.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile app	Social polling app available on both iOS and Android that enables users to create polls and share them with friends, custom groups, or all users across the Bestest app.	United States

Over the next twenty-four (24) months, Bestest plans to introduce product enhancements to its core mobile app. New features are expected to include: poll sorting and poll categorization; a leaderboard listing top posts and top users; upgraded user descriptions; and the ability to add pictures and gifs to comments. Additionally, the Company plans to introduce several paid features including the ability to turn off commenting, the ability to delay or withhold poll results, and the ability to generate and share infographics with poll results. Bestest anticipates that approximately sixty percent (60%) of the funds from this crowdfunding campaign if the minimum is raised, and fifteen percent (15%) if the maximum amount is raised will be used for continued product development. Additionally, the company anticipates that approximately thirty-one percent (31%) of the Company's total 2019/20 budget will be used for continued product development.

The Bestest app is currently available for download in the Apple App Store and Google Play; and is co-promoted on the Company's website and social properties. Bestest aims to drive app installs through a combination of digital ads, videos, paid and organic social media, public relation (PR) campaigns, and user referrals. The Company also plans to use a network of strategic partners, campus representatives, event hosts, social media influencers, and Bestest users to promote downloads.

Competition

The Company's primary competitors are Facebook, Mammoth Media, Pollpop, SurveyMonkey, and Twitter.

We compete most directly with other social media companies that provide polling options and online market survey tools. General competition in the industry includes technology developed and owned by established competitors as well as new entrants. We believe our platform is superior to those offered by our competitors and see a significant opportunity to not only capture existing market share, but also to expand the size of the market with a visually-rich and easy-to-use platform designed to speed up market research, group decision-making, and live audience voting by making it easy to poll others, and vote, from a smartphone.

Customer Base

Bestest is currently a pre-revenue company. As of June 19th, we have 37,892 users and are laying the foundation to monetize the app by rolling out several features in the coming months and years. Anticipated customers of these monetized features include both app users and companies conducting research through the app.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62343160	Systems and Methods of Polling Targeted Social Media Subgroups	Describes and defends Bestest's systems and methods of querying subgroups on social media	May 31, 2016	Superseded by patent below	USA
15610571	Systems and Methods of Social Media Polling, Follow-Up Polling, and Polling of Targeted Subgroups	Expands upon and formalizes former submission	May 31, 2017	Patent Pending	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,056,472	Services	Bestest	October 29, 2015	October 4, 2016	USA
88288349	Services	App icon/graphic logo	February 4, 2019	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governments. These laws and regulations may change and those changes may impact our business. In the future, Bestest may need to comply with certain domestic and foreign requirements related to data use, storage, sharing, modification, deletion and other handling. Policymakers and regulators are in the process of examining how to treat, and possibly regulate, data privacy and security. They may develop a body of laws or requirements specifically aimed at technology and data companies, and those regulations could be burdensome and expensive.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 21 Bridge Square, Westport, CT 06880

The Company conducts business in Connecticut and New York.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	10.00%	$2,500	5.13%	$5,490
General Marketing	15.00%	$3,750	4.70%	$5,030
Product Development	60.00%	$15,000	14.00%	$14,980
General Working Capital	15.00%	$3,750	15.00%	$16,050
User Acquisition, Engagement + Retention (enterprise software package, automation tools, plus new hire)	0.00%	$0.00	61.17%	$65,450
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

––––––––––––––––––––

The Company has discretion to alter the use of proceeds should its executive team feel it's in the best interest of the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lalit Goel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Lalit founded Bestest in 2015 and served as CEO until April 2019. In June 2019, he was appointed as the Chairman of the Company, where he currently serves.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bestest, LLC: Chairman, June 2019 – Present
     Oversees the Board of Managers.
Bestest, LLC: CEO, October 2015 - April 2019
     Responsible for creating and executing the Company's long-term strategy to grow and maximize return on investment for all stakeholders, and share corporate mission and vision with all employees and vendors.
Aerostar Manufacturing: CEO, December 2003 - Present
     Responsible for creating and executing the Company's long-term strategy to grow and maximize return on investment for all stakeholders, and share corporate mission and vision with all employees and vendors.

Education
Undergraduate degree from Chandigarh College of Architecture (CCA) and an MBA from the University of Buffalo

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kelly Helmuth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Kelly joined Bestest as an advisor from May 2016 through September 2016, when she was named Chief Growth Officer. She served as Chief Growth Officer from October 2016 to April 29, 2019. On April 30, 2019, Kelly was appointed as CEO, the role in which she currently serves.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bestest, LLC: CEO, April 2019 – Present

> Responsible for creating and executing the Company's long-term strategy to grow and maximize return on investment for all stakeholders.

Bestest, LLC: Chief Growth Officer, October 2016 – April 2019

> Responsible for developing product use cases, bringing product to market, and acquiring users, and liaising with investors and prospective investors.

Bestest, LLC: Advisor, May 2016 – September 2016

> Responsible for product development and business consulting.

SES Media Group: Chief Strategist Officer, March 2016 - September 2016

> Set up operational and sales processes for an emerging ad-tech company.

Education

Undergraduate degree from Georgetown University

Name

Lalit Goel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Lalit founded Bestest in 2015 and served as CEO until April 2019. In June 2019, he was appointed as the Chairman of the Company, where he currently serves.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending date

Bestest, LLC: Chairman, June 2019 – Present

> Oversees the Board of Managers.

Bestest, LLC: CEO, October 2015 - April 2019

> Responsible for creating and executing the Company's long-term strategy to grow and maximize return on investment for all stakeholders, and share corporate mission and vision with all employees and vendors.

Aerostar Manufacturing: CEO, December 2003 - Present

> Responsible for creating and executing the Company's long-term strategy to grow and maximize return on investment for all stakeholders, and share corporate mission and vision with all employees and vendors.

Education

Undergraduate degree from Chandigarh College of Architecture (CCA) and an MBA from the University of Buffalo

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees. All company contractors (listed below) dedicate 100% of their professional time to Bestest LLC.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Kelly Helmuth	Independent Contractor Agreement	April 30, 2019	N/A
Nicole Hernandez	Independent Contractor Agreement	September 30, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue 179 million (179,000,000) common units (the "Common Units", 100 million (100,000,000) founder's units (the "Founder's Units"), and 10 million (10,000,000) preferred units (the "Preferred Units"), pursuant to its Operating Agreement, filed on October 6, 2015, as amended on June 4, 2019.

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	41,700,000
Voting Rights	Each Member has one vote for each Common Unit owned.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	29.43%

Of the 41.7 million (41,700,000) Common Units outstanding, 8.1 million (8,100,000) Common Units are reserved as company employee and advisor related compensation/incentive.

Type of security	Founder's Units
Amount outstanding	100,000,000
Voting Rights	Each Member has two votes for every Founder's Unit owned.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	74.85%

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	KeyBank
Amount outstanding	$4,908.83 (As of June 2, 2019)
Interest rate and payment schedule	Revolving line of credit with 12.49% APR on purchases and 22.24% APR on cash advances and balance transfers.
Amortization schedule	Not applicable - revolving line
Describe any collateral or security	Unsecured business credit card
Maturity date	N/A
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	19,500,000	$750,000.00	Product development and launch, user acquisition and retention, and working capital	September 2017 – May 2019	Rule 506(b)
Common Units	5,200,000	$200,000.00	Growth capital for continued product development, user acquisition and retention, and working capital	April 2019 - Present	Rule 506(b)

Ownership

The Company is owned by the founders, three outside investors, and a small number of Bestest advisors and consultants who have received ownership units in exchange for their time and services.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Lalit Goel	65.49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Concurrent with this Offering, Bestest is aiming to raise $2,000,000 in seed capital to support business expansion over the next twenty-four (24) months. While we have collected $200,000 in early interest, we have no guarantee we will be able to raise the entire amount. Our focus is on developing and deploying monetizable features within the Bestest app so the Company can become financially self-sustaining.

The Company does not expect to break even or achieve profitability in the next 12 months. We believe the value of Bestest is in the size, composition, and activity of our users. We plan to continue stimulating, expanding, and measuring Company growth in terms of voter activity, pollster activity, user retention rates, and the size of our user community.

Our detailed Company Summary which is attached hereto as **Exhibit B** and incorporated by reference into this Form C/A includes certain information relating to our results of operations information for 2018.

Liquidity and Capital Resources

This Offering is important to Bestest's growth. While the Company is not dependent on this Offering alone, the capital will help accelerate what our team is able to accomplish. We intend to use the proceeds of this Offering to: (1) deploy new features in-app, specifically ones that can help the Company generate revenue and ones that are frequently requested by users, (2) enhance our user acquisition and retention capabilities through professional software, automation tools, and a key hire, and (3) for general working capital.

Through May, Bestest has had an average monthly burn rate of $34,279 in 2019.

The Company has the following sources of capital in addition to the proceeds from the Offering:
- A concurrent Series Seed round with the aim of raising $2,000,000. Thus far, $200,000 has been collected from investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 30, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering. and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Units, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently membership interests in the Company and can be thought of as the right to receive membership interest units at some point in the future upon the occurrence of certain events.

Valuation Cap
$8,000,000.00

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

   a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
   i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii. Shadow Series unitholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series unitholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series unitholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

  i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

  ii. Obtaining the Corporate Transaction Payment.

 b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

 i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

 ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interest units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the unit interest of the Company or the surviving or acquiring entity),

 iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interest units of the Company (or the surviving or acquiring entity), or

 iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any membership unit/membership holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting membership securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons

Securities

Related Person/Entity	Lalit Goel
Relationship to the Company	Lalit Goel is the Founder and Chairman of Bestest, LLC
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Mr. Goel received Common Units on the same terms and with the same rights as other Pre-Seed investors.
Benefits or compensation received by Company	$300,000.00
Description of the transaction	Lalit Goel, the Founder and Chairman of Bestest, invested $300,000 in the Company as part of the Bestest's Pre-Seed Round. He received Common Units in exchange for the capital he invested.

Intellectual Property

Related Person/Entity	Lalit Goel
Relationship to the Company	Lalit Goel is the Founder and Chairman of Bestest, LLC
Total amount of money involved	$10.00
Benefits or compensation received by related person	$10.00
Benefits or compensation received by Company	All right, title and interest in and to the mark, together with the goodwill of the business symbolized by the mark.
Description of the transaction	Lalit Goel, the Company's Founder and Chairman, assigned the trademark "Bestest" to the Company. The original trademark application was filed by him.

Related Person/Entity	Lalit Goel
Relationship to the Company	Lalit Goel is the Founder and Chairman of Bestest, LLC
Total amount of money involved	$0.00
Benefits or compensation received by related person	Lalit Goel executed an IP assignment agreement to formalize Bestest's ownership interest (100%) in the technology he helped create. Goel did not receive any compensation for signing the agreement, but he did receive 85,000,000 Founder's Units when he established the Company.
Benefits or compensation received by Company	All worldwide right, title and interest in and to the patents and intellectual property that form the basis of the Company.
Description of the transaction	Lalit Goel, the company's Founder and Chairman, assigned worldwide patent rights and related intellectual property rights to Bestest for everything incorporated in and used to develop the Company's proprietary polling software. The original patent applications had been filed by him.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kelly Helmuth
(Signature)

Kelly Helmuth
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Kelly Helmuth
(Signature)

Kelly Helmuth
(Name)

Chief Executive Officer
(Title)

August 22, 2019

/s/Lalit Goel
(Signature)

Lalit Goel
(Name)

Chairman
(Title)

August 22, 2019

I, Kelly Helmuth, being the founder of Bestest, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), unitholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Kelly Helmuth
(Signature)

Kelly Helmuth
(Name)

Chief Executive Officer
(Title)

August 22, 2019

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Bestest, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Key Bank x2516	8,202.96
1002 Key Bank Money Market x2305	0.00
1003 Key Bank x3725	0.00
1999 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$8,202.96**
Other Current Assets	
1250 Prepaid Expenses	0.00
1550 Due From Third Party	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$8,202.96**
Fixed Assets	
1800 Furniture & Equipment	6,806.94
Total Fixed Assets	**$6,806.94**
TOTAL ASSETS	**$15,009.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	12,451.93
Total Accounts Payable	**$12,451.93**
Credit Cards	
2005 Key Bank CC x4615	10,598.63
Total Credit Cards	**$10,598.63**
Other Current Liabilities	
2010 Accrued Expense	0.00
2015 Key Bank Line of Credit x9748	8,527.06
2035 Due to L. Goel	8,640.14
Total Other Current Liabilities	**$17,167.20**
Total Current Liabilities	**$40,217.76**
Total Liabilities	**$40,217.76**
Equity	
3000 Partner Contributions	
3005 Lalit Goel	250,000.00
3010 The Alfiero Family III LLC	300,000.00
3020 Richard Ferranti	100,000.00
3030 Cort Williams	50,000.00
Total 3000 Partner Contributions	**700,000.00**
3200 Opening Balance Equity	0.00
3300 Retained Earnings	-191,343.96

	TOTAL
Net Income	-533,863.90
Total Equity	**$ -25,207.86**
TOTAL LIABILITIES AND EQUITY	**$15,009.90**

Bestest, LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-533,863.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1550 Due From Third Party	0.00
2000 Accounts Payable	-2,473.07
2005 Key Bank CC x4615	6,119.22
2015 Key Bank Line of Credit x9748	8,527.06
2035 Due to L. Goel	7,522.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,695.96**
Net cash provided by operating activities	**$ -514,167.94**
INVESTING ACTIVITIES	
1800 Furniture & Equipment	-6,806.94
Net cash provided by investing activities	**$ -6,806.94**
FINANCING ACTIVITIES	
3005 Partner Contributions:Lalit Goel	244,760.01
3010 Partner Contributions:The Alfiero Family III LLC	100,000.00
Net cash provided by financing activities	**$344,760.01**
NET CASH INCREASE FOR PERIOD	**$ -176,214.87**
Cash at beginning of period	184,417.83
CASH AT END OF PERIOD	**$8,202.96**

Bestest, LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
4300 Uncategorized Income	0.00
Total Income	**$0.00**
Cost of Goods Sold	
4500 Tech Costs	6,663.41
Total Cost of Goods Sold	**$6,663.41**
GROSS PROFIT	**$ -6,663.41**
Expenses	
5000 Product Development	
5011 UI + UX and Project Management	51,921.32
5012 FSL	157,383.96
5013 Grafft	73,033.59
5014 Mobilyte	1,500.00
5015 Miscellaneous	2,803.00
Total 5000 Product Development	**286,641.87**
6100 Professional Fees	0.00
6140 Contractors	3,692.31
6141 Strategy	82,461.13
6144 Social Media + Video	13,184.65
6145 Student Assistants	7,433.67
Total 6140 Contractors	**106,771.76**
6160 Accounting	
6161 Bookkeeping	9,100.00
6162 Tax Prep	5,500.00
Total 6160 Accounting	**14,600.00**
6170 Legal	1,369.00
Total 6100 Professional Fees	**122,740.76**
6300 Advertising & Marketing	
6310 Advertising	
6311 FB + IG	23,719.05
6312 Google	5,850.00
6313 Twitter	734.49
Total 6310 Advertising	**30,303.54**
6330 Events	
6331 NY TechDay 2018	6,644.02
6333 Launch Party - Buffalo	746.12
6334 Launch Party - Norwalk	375.20
6335 Bestest Road Trip	
6332-01 RV Rental	14,493.67
6332-02 Wrap	8,590.00
6332-03 Food	4,724.20
6332-04 Fuel	4,638.02
6332-05 Hotel & Air	3,459.94

	TOTAL
6332-06 Ground Transportation	1,555.10
6332-07 Campgrounds	1,477.82
6332-08 Supplies	1,246.85
6332-09 Miscellaneous	458.25
6332-10 Admission	373.07
6332-11 Events	365.27
6332-12 Parking	310.56
6332-13 Repairs + Maintenance	297.48
6332-14 Subscriptions	218.58
6332-15 Tolls	139.34
6332-16 Propane	110.63
6332-17 Laundry	73.66
Total 6335 Bestest Road Trip	**42,532.44**
Total 6330 Events	**50,297.78**
6340 Promotional Products	4,325.14
6341 Trade Show Assets	3,669.22
6360 Tools	
6361 Influencer Database	4,200.00
6362 PR Database	1,295.00
6366 Software Subscriptions	930.77
6367 Creative Supplies	10.00
Total 6360 Tools	**6,435.77**
Total 6300 Advertising & Marketing	**95,031.45**
6400 Occupancy Costs	
6410 Rent Expense	4,824.00
6430 Telephone	731.54
Total 6400 Occupancy Costs	**5,555.54**
6500 General and Admin Expenses	
6505 Bank Fees	464.10
6515 Computer & Software Fees	300.00
6516 CRM	652.56
6517 E-Mail + Filesharing	672.81
6518 Domains + Certificates	1,830.58
6519 User Outreach + Support	538.99
Total 6515 Computer & Software Fees	**3,994.94**
6520 Dues & Subscriptions	5,180.00
6525 Education & Training	54.88
6535 Office Meals	1,316.26
6540 Office Expenses	326.27
6545 Filing Fees	698.32
6550 Postage & Delivery	51.10
6555 Printing & Stationery	207.41
Total 6500 General and Admin Expenses	**12,293.28**
6600 Insurance	1,285.00
6700 Travel	
6710 Hotel & Air	1,406.30
6720 Travel Meals	2,377.76
6730 Ground Transportation	1,434.31
Total 6700 Travel	**5,218.37**

	TOTAL
8100 Uncategorized Expense	0.00
Total Expenses	**$528,766.27**
NET OPERATING INCOME	**$ -535,429.68**
Other Income	
9000 Other Income	
9010 Cash Back Reward Income	1,472.00
9020 Interest Income	208.65
Total 9000 Other Income	**1,680.65**
Total Other Income	**$1,680.65**
Other Expenses	
9100 Other Miscellaneous Expense	
9130 Interest Expense	114.87
Total 9100 Other Miscellaneous Expense	**114.87**
Total Other Expenses	**$114.87**
NET OTHER INCOME	**$1,565.78**
NET INCOME	**$ -533,863.90**

Bestest, LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Key Bank x 2516	4,115.58
1002 Key Bank Money Market x2305	180,302.25
Total Bank Accounts	**$184,417.83**
Other Current Assets	
1250 Prepaid Expenses	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$184,417.83**
TOTAL ASSETS	**$184,417.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	14,925.00
Total Accounts Payable	**$14,925.00**
Credit Cards	
2005 Key Bank CC x4615	4,479.41
Total Credit Cards	**$4,479.41**
Other Current Liabilities	
2010 Accrued Expense	0.00
2015 KeyBank Line of Credit x9748	0.00
2035 Due to L. Goel	1,117.39
Total Other Current Liabilities	**$1,117.39**
Total Current Liabilities	**$20,521.80**
Total Liabilities	**$20,521.80**
Equity	
3000 Partner Contributions	
3005 Lalit Goel	5,239.99
3010 The Alfiero Family III LLC	200,000.00
3020 Richard Ferranti	100,000.00
3030 Cort Williams	50,000.00
Total 3000 Partner Contributions	**355,239.99**
3200 Opening Balance Equity	0.00
3300 Retained Earnings	
Net Income	-191,343.96
Total Equity	**$163,896.03**
TOTAL LIABILITIES AND EQUITY	**$184,417.83**

Bestest, LLC
Statement of Cash Flows
January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	-191,343.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1250 Prepaid Expenses	0.00
2000 Accounts Payable	14,925.00
2005 Key Bank CC x4615	4,479.41
2010 Accrued Expense	0.00
2015 Key Bank Line of Credit x9748	0.00
2035 Due to L. Goel	1,117.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 20,521.80**
Net cash provided by operating activities	**-$ 170,822.16**
FINANCING ACTIVITIES	
3005 Partner Contributions:Lalit Goel	5,239.99
3010 Partner Contributions:The Alfiero Family III LLC	200,000.00
3020 Partner Contributions:Richard Ferranti	100,000.00
3030 Partner Contributions:Cort Williams	50,000.00
3200 Opening Balance Equity	0.00
Net cash provided by financing activities	**$ 355,239.99**
Net cash increase for period	**$ 184,417.83**
Cash at end of period	**$ 184,417.83**

Bestest, LLC
Profit and Loss by Month
January - December 2017

		Total
Income		
Total Income	$	**0.00**
Cost of Goods Sold		
Hosting Services		880.12
Total Cost of Goods Sold	$	**880.12**
Gross Profit	-$	**880.12**
Expenses		
5000 Product Development		136,871.56
6000 Payroll & Benefits		0.00
6060 Payroll Processing Fees		0.00
Total 6000 Payroll & Benefits	$	**0.00**
6100 Professional Fees		0.00
6130 Website		183.90
6140 Contractors		29,423.30
6145 Student Assistants		4,777.99
Total 6140 Contractors	$	**34,201.29**
6170 Legal		6,817.88
Total 6100 Professional Fees	$	**41,203.07**
6300 Advertising & Marketing		0.00
6310 Advertising		1,525.13
6330 Events		0.00
6335 Bestest Road Trip		3,937.56
Total 6330 Events	$	**3,937.56**
Total 6300 Advertising & Marketing	$	**5,462.69**
6400 Occupancy Costs		0.00
6410 Rent Expense		2,787.00
Total 6400 Occupancy Costs	$	**2,787.00**
6500 General and Admin Expenses		0.00
6505 Bank Fees		70.00
6510 Charitable Contributions		100.00
6515 Computer & Software Fees		620.60
6535 Office Meals		774.22
6540 Office Expenses		679.76
6545 Filing Fees		185.00
6550 Postage & Delivery		10.76
6555 Printing & Stationery		68.74
Total 6500 General and Admin Expenses	$	**2,509.08**
6700 Travel		295.89
6710 Hotel & Air		787.00
6720 Travel Meals		113.74
6730 Ground Transportation		720.06
Total 6700 Travel	$	**1,916.69**
8100 Uncategorized Expense		0.00
Total Expenses	$	**190,750.09**
Net Operating Income	-$	**191,630.21**
Other Income		
9000 Other Income		0.00
9020 Interest Income		286.25
Total 9000 Other Income	$	**286.25**
Total Other Income	$	**286.25**
Net Other Income	$	**286.25**
Net Income	-$	**191,343.96**

EXHIBIT B
Company Summary



MicroVentures

Company: Bestest

Market: Social media and market research

Product: Social polling app that enables users to gather real-time feedback

Company Highlights

- More than 3.2 million votes have been cast through the Bestest app since it formally launched in September 2018
- More than 37,892 users as of June 19th, up from 289 in September 2018
- 51,840 polls have been created through the Bestest app since it formally launched in September 2018
- Previously raised $750,000 from angel investors and the company founder to build and release its technology

Executive Snapshot

Bestest is a social polling app that enables users to create polls and gather feedback in real-time from the general public, live-audiences, and private groups. It aims to speed up market research, group decision-making, and live audience voting by making it easy to poll others from a smartphone. Polls can utilize text, picture, and avatar voting options. Since its launch, the company has focused on user acquisition efforts with an increased focus on digital advertising and marketing. In the near future, the company plans to begin rolling out paid features to the app, such as sponsored polls and trend reports to begin generating revenue.

Since inception, Bestest has seen significant traction growth:
- Users reached 37,892 in June 2019, up from 289 in September 2018
- More than 3.2 million votes have been cast through the app since it formally launched in September 2018
- More than 51,840 polls have been created through the app since it formally launched in September 2018







PERKS

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

$500: Earn "Champion" status on the Bestest app (where it will be reflected on your profile, polls, votes, and comments).

$1,000: Earn "Investar" status on the Bestest app. A new badge created solely for Bestest investors.

$2,500: Get free lifetime access to paid features and feature bundles on Bestest, and receive "Investar" status in the app.

$5,000: Join a design session with the team or have a 40-minute idea exchange with the Bestest CEO (both via remote conferencing), and receive "Investar" status in the app.

$10,000: Receive a custom research package, which includes a market scan/Bestest database search and summary of findings, 15 polls with 100 respondents each, use of enhanced polling features where available, analysis of results, and a conclusions and recommendations report, and receive "Investar" status in the app.

$15,000: Spend a day with the Bestest team in Westport, Connecticut. Tour the Bestest offices and enjoy 24 hours as a guest of the Bestest team. Includes transportation, meals, and overnight accommodation for one. And receive "Investar" status in the app.

$25,000: Receive a custom research package which includes a market scan/Bestest database search and summary of findings, 45 polls with 100 respondents each, use of enhanced polling features where available, analysis of results, and a conclusions and recommendations report, and receive "Investar" status in the app.

COMPANY SUMMARY

Opportunity

As of January 2019, about 45% of the world's population uses social media, with more than 3.48 billion people around the world now using various social media platforms.[i] Increasingly, time spent on social media is being conducted through mobile devices. In 2019, the average U.S. adult will spend approximately 2 hours and 55 minutes on their smartphone per day. Approximately 21% of that time will be spent on social media (largely through mobile apps). [ii] As a result, social media advertising has undergone significant growth in the past year for companies such as Facebook,[iii] Twitter,[iv] and Snapchat.[v] In addition to being able to target large user bases, companies are also beginning to increase advertising spending through social media channels for its cost-effectiveness, ability to target specific population segments, and ability to provide measurable results.[vi]

Bestest is a social polling app that enables users to create polls and gather feedback in real-time from the general public, live-audiences, and private groups. Through the app, users can have their friends and followers help them decide on everyday topics such as what to wear, where to go for lunch, or which pair of sunglasses to buy at the store. The app allows users to create voting options utilizing text, pictures, or avatars. In addition to providing



users with the ability to receive quick feedback and advice from targeted audiences, Bestest also represents an opportunity for businesses to access insight on user preferences. Polls can be posted to the Bestest main feed, which provides access to real-time information tracking from each voter to poll creators. Since its official launch in September 2018, more than 2.8 million votes have been made through the Bestest app, and there are currently more than 33,500 users on the platform. Since its launch, Bestest has focused on user acquisition and product development. Throughout the next three to six months, the company aims to begin generating revenue with the introduction of features such as in-app microtransactions and trend reports.



Product

Bestest is a social polling app available on both iOS and Android. Users can create polls with voting options that can consist of text and uploaded pictures. Text polls can contain up to 20 voting options and be accompanied by a supporting image, article, video, or gif. Picture polls can contain up to four voting options.





Custom groups (i.e. private circles) can be created through the Bestest app by adding friends or followers. Some common examples of groups include colleagues, employees, customers, teammates, clubs, and organizations. Bestest enables sharing polls through links, social media, and scannable QR codes. One use-case is shopping; if a user is at the mall and unable to determine which pair of glasses to buy, they can take a picture of themselves wearing each pair and send a poll to their targeted group with each of the voting options. Groups can then vote, and the poll creator can view responses in real-time from each voter.



Have you ever been to a comedy club?
Share Poll
Post to Facebook
Post to Twitter
Send poll via text
Send poll via e-mail
Copy link to clipboard
CANCEL
CODES
They all bring you to COMPUTER LADIES
Choose how you want to get there...
Scan it:
save
Type it:
+guessgoose41
copy
Link it:
bit.ly/h3bBit
copy

Users can also "poll the public" and share polls with all users on the Bestest app through the main feed. The main feed contains a running list of all public polls listed in the order in which they were created. All users can vote on the public polls and view how others have voted in real-time after they've submitted their own vote. Results are dynamically generated as bar graphs or circle graphs, depending on the type of poll. Users can see how other users voted by tapping on the percentage. Below the voting options of each poll is a comment section, where users can engage in conversation with other voters and write-in other voting choices.



If you wake up a few minutes before your alarm, what do you do?
Who are we polling?
CANCEL

While public polls can consist of anything, the polls provide a potentially appealing opportunity for businesses to receive market feedback. Businesses can list various products, color schemes, etc. and see which option the



public prefers. For example, a company can enlist the help of users in choosing a new product name or see which future product would be most popular. The same company can share future polls exclusively with targeted private groups consisting of previous voters or with the public. On a user's profile page, they can view their interaction with the app, such as polls created and votes cast, and can sort by most popular or most recent.



Entertainment
Curly fries or steak fries?
60%
40%
Would you rather be on a survival show or a dating show?
58%
42%
Market Research
You get a new phone, what's the first accessory you must get?
Phone case
80%
Headphones
20%
How often do you change your background/ lock screen on your phone?
All the time, I can't ever decide which photo
9%
Not too often, maybe once a month
47%
Hardly ever
44%
Group Decision-Making
Marketing Team
Which t-shirt design should we order for SXSW?
0%
100%
0%
0%
Live Audience Voting
Which beer in the flight is your favorite?
Beer #1
20%
Beer #2
43%
Beer #3
37%

The Bestest app also has a separate page for "trending" polls. Trending polls, which are public polls that get the most votes in the main feed, are featured on the trending page in the app. Public polls must receive a minimum threshold of votes within 24 hours of being posted to qualify. Once a poll makes it to the trending page, it remains there until 24 hours after the poll was initially posted. Polls are displayed on the trending page in descending order by the number of votes cast.



TRENDING
KAYLIN
@KAYLIN
Classic or wavy chips?
49%
51%
TRENDING
BRE
Should parents give their phone to their toddlers/kids if they are bored and driving them crazy? (Please comment your full explanation)
22%
37%
41%
TRENDING
KAYLIN
@KAYLIN
Is this a candy BAR?
79%
Yes it's a chocolate bar
21%

There is also a search page that lets users look up other people and accounts on the app, or search the Bestest database for polls containing a specific keyword.





KELLY HELMUTH
@kelz
Do you ever brush your teeth in the shower?
That's the only way I do it 7%
Sometimes 36%
Nope 57%
EMILY
@emnl
Do you try to brush your teeth harder right before you see the dentist acting like it'll do something?
Yes 88%
No wtf 12%
CHANIYAH
@chaniyah
When brushing your teeth, you:
Walk around 26%
Stay in the bathroom 66%
Do other things 6%
I don't brush 1%
KELLY HELMUTH
@kelz
Do you use an electric toothbrush or a manual one?
28%
72%
ELISA SAUCEDA
@aggiescstx
Is it gross to use your significant others toothbrush?
Hell yes 73%
Hell no 27%
ERIC IOCCA
@Eric81
Floss before or after brushing?
Before 13%
After 49%
I don't floss 38%

The Bestest app was designed to be user-friendly with an accessible and visually rich interface. Users are incentivized to create polls by receiving valuable feedback from the public and their peers. Conversely, users are incentivized to vote in polls by being able to voice their opinion and view how others have voted. Additionally, the app uses an ID badge system to reward good behavior and content; and discourage bad behavior and content. Badges are displayed next to a user's name when they post a poll or comments on a discussion. Bestest currently uses four badges:

- Official Judge – The default badge for all users.
- Pollstar – A user who produces high-quality content.
- Champion – A user who incentivizes outstanding behavior and actively discourages verbally abusive users. For example, a user who defends someone on a poll who is being unfairly treated by others. Bestest created this category to make its social platform a more friendly and encouraging environment. Champions must be nominated to achieve the status. All champion nominations are reviewed by the Bestest team.
- Troll – Users who meet a minimum threshold of being reported for negative behavior or provocative content are labeled with the troll status. The troll status is meant to disincentivize bad behavior.





Intellectual Property

Bestest filed for a utility patent on their social media polling technology in May 2017. The company is still awaiting the outcome of that filing.

Use of Proceeds and Product Roadmap

If the minimum amount is raised ($25,000), Bestest intends to use the majority of the funds on continued product development (60%, $15,000), with a focus on developing enterprise features in response to customer feedback and ones that may be monetized in the future. The remaining funds are planned to go towards:

- Working capital (15%, $3,750)
- General marketing (15%, $3,750)
- Campaign marketing related expenses (10%, $2,500)

If the maximum amount ($107,000) is raised, Bestest plans to use the majority of the funds (61.17%, $65,450) towards enhancing Bestest's user acquisition, engagement, and retention capabilities through professional software, automation tools, and a key hire. The remaining funds are planned to go towards:

- Increase general working capital (15%, $16,050)
- Continued product development (14%, $14,980)
- Pay for campaign marketing related expenses (5.13%, $5,490)
- Increase general marketing (4.7%, $5,030).





User Acquisition, Engagement, and Retention

Investment in user acquisition, engagement, and retention efforts will primarily be through online advertising and promotional events as well as the addition of a staff member to oversee expanded user interaction efforts. Over the coming year, Bestest aims to continue increasing its expenditure on online advertising through channels such as Facebook, Instagram, Google, Twitter, and Apple. The company has previously invested in online advertising and witnessed strong growth in user sign-ups, poll creation, and votes cast as a result. Bestest also plans to host several promotional events and do a second promotional road trip in 2019. During Bestest's last road trip in 2018, the company visited university campuses across 25 states in the U.S. and worked to drive user sign-ups and increase company awareness among college students.

Since inception, the company has lowered its user acquisition cost through improving its digital media efforts, but without optimizing user retention, it has seen users subsequently leave the app. The company would like to allocate additional manpower and use professional tools, such as Leanplum, to further optimize the process and more easily engage, reactivate, and retain users.

The Company has already identified, trained, and worked with its target hire on a contract basis (during Bestest's 12-week "Poll the Planet" Road Trip last fall). By hiring the same individual, Bestest hopes to mitigate the risk of investment in and eliminate the typical ramp-up period of a new hire.

Product

Throughout the rest of 2019, Bestest is planning to introduce the following product features:

Q2 2019	Q3 2019	Q4 2019
User Engagement and Retention	**User Engagement and Retention**	**User Engagement and Retention**
Integrate Leanplum • To deliver personalized and custom-timed push notifications with deep links.	Launch Poll Sorting and Categorization • To cultivate more personalized content.	Establish Account Verification • To optionally validate name, age, and address.



	Introduce Leaderboard • To track, acknowledge, and reward user activity.	Roll Out Direct Messaging • To support peer-to-peer outreach.
	Enrich Discussion • To incorporate gifs and pictures in comments, and @mentions.	Add User Bios • To create richer identities in-app.
Monetization	**Monetization**	**Monetization**
Launch Micropayments • To purposely disable discussion.	Begin Pilot Program • To test custom research offering.	Expand Micropayments • To allow anonymous poll posting.

Working Capital

Bestest anticipates using a portion of the total funds raised for general working capital as it looks to support its business growth.

Business Model

Bestest is currently focused on user growth and building out its platform. It has not yet monetized any portion of the app. However, in the coming months and years, Bestest is planning to roll out several methods of generating revenue. Some of the proceeds from this raise will be used to build out several of these features. Potential future monetizing features include:

- **Micropayments/in-app purchases:** In response to requests by users, Bestest is planning to introduce micropayments and in-app purchases for poll enhancements and specialized polling tools. Some of these enhancements and tools will include the ability to turn off commenting, delay the reveal of vote outcomes, and create a study (i.e. several polls grouped together). Bestest anticipates releasing its first paid feature (turn off commenting) within the next month (as of June 2019). If the introduction is successful, the company anticipates eventually adding several more in-app purchases and offering an optional monthly "pro" subscription.
- **Real-time research:** Custom research projects using data on-hand (from the Bestest poll library), new poll questions, or a combination of the two. Bestest plans to do several pilots (starting in the summer of 2019) before it builds out an enterprise dashboard letting companies harvest and sort the data themselves. Eventually, Bestest anticipates the data dashboard becoming its principal enterprise offering.
- **Market Insights:** A monthly report on what's trending in the app. It would be available by general interest or industry, complete with sharable infographics summarizing the reports. This feature will be offered on an annual subscription basis. Bestest anticipates releasing this feature in 2020 or 2021.



- **Sponsored Polling:** Paid premium poll placement with real-time responses, a guaranteed number of participants, and full demographic analysis. Bestest anticipates releasing this feature once its userbase reaches 500,000 people.

USER TRACTION

As of June 19th, 2019 (the most recent data available), 37,892 cumulative users had signed up on the platform, up from 289 in September 2018. Prior to the official app launch in September 2018, the platform had acquired 289 users from friends, family, investors, and a demo day in New York City. Between September 2018 and June 19th, 2019, Bestest added an average of 3,694 users to the platform every month.



Cumulative Total Users
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
September 2018
October 2018
November 2018
December 2018
January 2019
February 2019
March 2019
April 2019
May 2019
June 2019*
* Data as of June 19th

As of June 19th, 2019, 3,275,958 votes had been cast on the Bestest app since inception. Between September 2018 and May 2019, monthly votes on the Bestest app grew at a compound monthly growth rate (CMGR) of 87.77%. Monthly votes underwent a sharp increase between November 2018 and January 2019 due to increased spending on marketing and advertising through social media channels (e.g. Facebook and Instagram). Monthly votes proceeded to decline or remain flat between February and April 2019 due to Bestest testing other acquisition, engagement, and retention tools (e.g. app store optimization, influencer marketing, and contests). These strategies were less expensive but, also proved to be less effective. In May 2019, Bestest returned to its earlier marketing and advertising practices through social media and growth in user activity resumed.





As of June 19th, 2019, 51,840 polls had been created through the Bestest app since inception. Between September 2018 and May 2019, monthly polls created through the Bestest app grew at a compound monthly growth rate (CMGR) of 64.32%. Monthly polls created underwent a similar trend as monthly votes cast due to testing of marketing and advertising strategies.



Since the app's formal launch in September 2018, the median time spent on the app per user was 6.5 minutes per day. As of June 4, 2019, the Bestest app had an average rating 4.3 stars (out of 5) in both the iOS and Google Play app stores.



Bestest is currently pre-revenue, and its only source of income since inception has been from interest income. Total interest income since inception has amounted to $1,967.

Through April 2019, Bestest has incurred $168,289 in total expenses year-to-date, a 3.08% increase compared to the same period in 2018. Expenses incurred through April 2019 consist of (as % of total expenses):



When compared to the same period in 2018, Bestest increased its marketing and advertising spending by 5.18X (from $6,148; before the app was launched) and decreased its product development expenses by 26.78% through April 2019. Marketing and advertising expenses increased due to the introduction of advertising online through channels such as Facebook, Instagram, Google, and Twitter. Product development expenses decreased due to a change in the third-party contractor developing the app. Other expenses (e.g. travel and rent) also grew by 93.62% largely due to travel related expenses. Even though no revenue was generated from business activities, COGS was still incurred in 2018 at Bestest due to platform hosting related expenses. However, beginning in 2019, Bestest started categorizing platform hosting relating expenses as operating expenses, leaving COGS at $0 thus far in 2019.

In 2018, Bestest incurred $535,545 in total expenses, a 179.01% increase from 2017. Expenses incurred in 2018 consisted of (as a % of total expenses):





Expenses in 2017 were relatively lower compared to 2018 because the company did not begin business operations until September of 2017. Product development was the largest expense category in 2018, as Bestest focused its resources on developing and improving its polling app in anticipation of its formal launch.

In 2017, Bestest incurred $191,630 in total expenses. The company began business operations in September of 2017, only incurring expenses for four months. Expenses incurred in 2017 consisted of (as a % of total expenses):



The majority of expenses incurred in 2017 were product development related since the Bestest app was in its initial stages of development.



Through April 2019, Bestest incurred a net loss of $168,289, an increase of 3.13% from the same period in 2018. In all of 2018, Bestest incurred a net loss of $533,864, widening its loss by 179.01% from 2017. Its total net loss increased in 2018 compared to 2017 primarily due to Bestest's limited operating history in 2017 (four months) coupled with increased spending (as a percentage and total) on marketing and advertising. In 2017, Bestest incurred a net loss of $191,344. There was a sudden increase in monthly net loss in December 2017 and January



2018 due to cost overruns in the app development from a third-party developer. Bestest has since switched app development to a more efficient third-party developer.



Through May, Bestest has had an average monthly burn rate of $34,279 in 2019, an improvement of 21.04% from an average monthly burn rate of $43,415 in 2018. In addition to this equity crowdfunding raise, Bestest is also currently in the middle of a $2 million round with a post-money valuation of $9.6 million. Of the $2 million, $200,000 has already been collected. With the funds raised from this crowdfunding raise and the potential $2 million outside round, Bestest anticipates they will have approximately 15 months of runway.

As of June 10, 2019, Bestest had $50,840 in cash on hand.

INDUSTRY AND MARKET ANALYSIS

The global research industry was worth about $76 billion in 2017, up by 6.29% from 2016. Within the research industry, traditional market research grew by just 1% between 2016 and 2017, whereas newer and emerging segments such as data analytics and AI-driven consumer research witnessed strong growth, accounting for $3 billion of the total industry size. Globally, the largest market for market research in 2017 was the U.S., accounting for 44% of the total market. Other key markets included the U.K., Germany, and France.[vii] One emerging segment in market research is research through social media. Utilizing social media for market research can provide companies with real-time insight into customer opinions, help them discover which audiences are interested in their products, identify current industry trends, and analyze emerging trends.[viii]

Social media platforms continue to grow globally in 2019. As of January 2019, about 45% of the world's population were social media users, with more than 3.48 billion people around the world now using the various social platforms. There were 288 million new users in the past year, which represented a 9% year-over-year growth from 2018.[ix] In the past year, China and India saw the highest absolute country user growth with over 95 million and 60 million new social media users respectively,[x] while Western Sahara (364%) and Ethiopia (61%) exhibited the fastest year-over-year growth.[xi] Among internet users, 98% visited or used a social network or messaging service in the past month.[xii]



The average social media user now spends 2 hours and 16 minutes each day on social platforms, which equates to approximately 33% of their total internet time. Japanese users were on the low end, averaging only 36 minutes on social media each day. In the Philippines, internet users spend the most time on social media, averaging out to 4 hours and 12 minutes per day, a 6% year-over year increase.[xiii]

Annual social media advertising spending was estimated to reach about $98 billion in 2019, and spending is projected to grow at a compound annual growth rate (CAGR) of 17.6% to reach approximately $188 billion in 2023.[xiv] In a 2017 Chief Marketing Officer (CMO) Survey, social media spending as a percent of marketing budgets was approximately 9.8%. CMO predicted that by 2022 that figure would reach 18.5%.[xv]

Total Social Media Advertising Spending in U.S., 2017-2023



Source: https://www.statista.com/outlook/220/100/social-media-advertising/worldwide

According to a report by eMarketer, the average U.S. adult will spend 2 hours and 55 minutes per day on their smartphone in 2019, a nine-minute increase from 2018. Approximately 21% of that time on mobile phones will be spent on social media. Additionally, approximately 90% of time spent on smartphones is in mobile apps (such as social media).[xvi]

According to Sensor Tower, global mobile phone users spent $71.3 billion on apps and games in 2018, up by 22.7% from $58.1 billion in 2017. The total amount includes in-app purchases, subscriptions, and premium apps in the Apple App and Google Play stores. Approximately 65.2% of that revenue came from the Apple App store and the remaining 34.8% came from the Google Play store. First-time app installs surpassed 105.3 billion in 2018, up by 11.1% year-over-year.[xvii]





In 2018, $12.26 billion in capital was invested into the mobile app industry, up by 40.50% from 2017. Between 2009 and 2018, investment in the mobile app industry grew at a compound annual growth rate (CAGR) of 39.38%. In 2018, the median capital invested in a deal in the mobile app industry was $2 million, up by 166.67% from 2017. In 2018, the median post-money valuation of a deal in the mobile app industry was $16.77 million, up by 123.60% from 2017.[xviii]

In 2018, there was over $19.6 billion in capital invested in social media companies, up more than 360% year-over-year from 2017. Total annual investment peaked in 2016, when $66.90 billion was invested across 797 deals. Total deal count peaked in 2014, when there were 872 venture capital deals for social platform companies. From 2008 to February 2019, there has been over $172.4 billion invested across 6,731 deals in social platform companies.[xix]





COMPETITORS

Facebook (NASDAQ: FB): Founded in 2004, Facebook is an online social media and social networking conglomerate. Its original social networking platform, Facebook, enables users to create polls for their friends or followers to see and vote. Users can create polls with several options and add images or GIF's to each option. Additionally, users can set a custom length of time for their post to be active.[xx] The company also owns Instagram, a photo and video-sharing social networking service. Instagram enables its users to create polls on their "Stories." Users can only create side-by-side polls with two options. Once a story with a poll is posted, a users' followers can view and vote on the poll. Facebook generated $22.1 billion in net income in 2018 on $55.8 billion in revenue.[xxi]



Mammoth Media: Founded in 2015, Mammoth Media develops social media apps. It currently has two apps in its portfolio, Yarn, a chat-fiction storytelling app that utilizes text messaging, and Wishbone, a social networking app where users can generate polls based on side-by-side comparisons. Polls cover a variety of categories such as fashion, celebrities, and humor.[xxii] Users can create their own polls on Wishbone and send private messages to their friends. Every day, Wishbone releases its "Daily Dozen" and "Nightly Dozen", where users can vote on 14 different pop-culture side-by-side questions, and view how their friends voted after completing.[xxiii] Users can submit their "Cards" (i.e. side-by-side polls) to Wishbone to be featured in the "Daily/Nightly Dozen". Wishbone utilizes ads to generate revenue.[xxiv] Mammoth Media raised $13 million in a Series A round in January 2018.[xxv]

Pollpop: Released in 2016, Pollpop is a polling and voting app available on iOS and Android. Through the app, users can create polls exclusively for friends or for the public. Polls can use pictures as voting options and side-by-side comparisons (i.e. two pictures next to each other). When a poll is created, the creator can post the poll on the app to a list of friends or the public, or via link to other social media channels such as Whatsapp and Facebook. Poll creators can view responses in real-time and access respondent information such as gender, country, and age group for further insight. The app also enables users to have discussions and debates along with the voting.[xxvi]

SurveyMonkey (NASDAQ: SVMK): Founded in 1999, SurveyMonkey is an online survey platform enabling individuals and companies to create custom surveys. The company provides users with over 100 survey templates and 2,500 pre-designed questions.[xxvii] Once surveys are created, users can send them out to their target audience through email, mobile devices, messages, online, and social media. Survey owners can view responses in real-time as they are entered and SurveyMonkey provides data analysis and visualization tools for further insight. Business pricing starts at $25 a month per user (minimum of three users) for the entry level package which gives customers access to SurveyMonkey's base features, and goes up to custom quote pricing for large enterprises.[xxviii] Pricing for individuals starts at $32 a month for base features and unlimited surveys, but goes up to $99 a month for advanced features such as multilingual surveys, sentiment analysis, and white label surveys.[xxix] SurveyMonkey had a net loss of $154.7 million in 2018 on $254.3 million in revenue.[xxx]

Twitter (NYSE: TWTR): Founded in 2006, Twitter is a social media company enabling users to post "tweets" (messages with 280 characters or less) to public or private audiences. In 2015, the company introduced the option to create and share polls on its platform.[xxxi] Users can create a poll with up to four options. A poll's duration is set by default to one day; however, polls can range from a minimum of five minutes in duration to a maximum of seven days. Currently, only text polls can be created, and Twitter does not support polls utilizing pictures. When a user votes on a poll, the results are immediately displayed. User participation in a poll is not shown to others, and the only information displayed is the number of votes and corresponding percentage for each option.[xxxii] As of February 2019, Twitter had 126 million daily users. Twitter generated $1.21 billion in net income in 2018 on $3.04 billion in revenue.[xxxiii]




Kelly Helmuth, Co-founder and CEO: Prior to being named Chief Executive Officer in April 2019, Kelly served as the company's Chief Growth Officer. As the Chief Growth Officer, she was responsible for developing product use cases, bringing the product to market, acquiring users, and liaising with investors and prospective investors. Kelly brings 20 years of digital media and startup experience to Bestest. In addition to Bestest, she has also worked in executive roles at The Ledgemoor Group and SES Media Group. She is the ghost-writer of Unlock Your Inner Entrepreneur (The Editing Company, 2012) and a graduate of Georgetown University. She started her first company at age 21.



Lalit Goel, Co-founder and Chairman: Lalit was the founder of Bestest and served as CEO until April 2019. Since April 2019, he has been serving as Chairman of the company. As CEO, Lalit was responsible for creating and executing the company's long-term strategy to grow and maximize return on investment for all stakeholders. In addition to his current role at Bestest, Lalit also currently serves as the CEO of the Aerostar Group. He is a serial entrepreneur and has started more than six ventures. Previous experience includes serving as the CFO of RFQLogic and working for PwC. He holds an undergraduate degree from Chandigarh College of Architecture (CCA) and an MBA from the University of Buffalo.



Nicole Hernandez, Head of Product: Nicole joined Bestest in 2017 as a Technical Consultant and was later promoted to Head of Product. As Head of Product, she is responsible for prioritizing, architecting, and testing new features in the app in collaboration with the company's engineering team and other stakeholders. Prior to joining Bestest, Nicole was a Fellow at the Startup Institute in New York, where she enriched her technical fluency by completing coursework and workshops in multiple programming languages such as JavaScript, Python, Ruby, Rails, HTML, and CSS. Nicole holds an undergraduate degree in Arts from Middlesex County College.



PAST FINANCING

Previously, Bestest raised $750,000 in a Pre-Seed round between September 2017 and November 2018. Common units were issued in the round at a price per share of $0.038462, valuing the company at $5.25 million post-money. Previous investors included angel investors and the company founder.

In addition to this equity crowdfunding campaign, Bestest is also currently raising $2 million from both existing and new investors at a pre-money valuation of $7.6 million. Per the company's amended operating agreement, the company has the right to offer special terms to existing investors. As a result, several current existing investors are participating in this current $2 million round at the same price per share as the previous round. All outside investors will be investing in the company at a price per share of $0.05587. Thus far, $200,000 has been collected this round, all from previous investors.

Round	Date	Amount	Price per Share*	Valuation**
Series Seed	In Progress	$200K	$ 0.055866	$7.63M
Pre-Seed	2017 & 2018	$750K	$ 0.038462	$5.25M

* Current Series Seed round raising at a PPS of $0.055865921, however, previous investors receive the same PPS as Pre-Seed round

** Series Seed valuation based on PPS of $0.055865921

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount: 20%
Valuation Cap: $8 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $8 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

WGRZ: WNYers create 'Bestest', a social polling app
WKBW Buffalo: Bestest App starts its road trip in Buffalo
WYRK: New app developed in Buffalo could be the next social media platform

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of



loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent. The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and



- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://wearesocial.com/blog/2019/01/digital-2019-global-internet-use-accelerates

[ii] https://www.emarketer.com/content/us-time-spent-with-mobile-2019

[iii] https://www.mobilemarketer.com/news/facebooks-2018-ad-revenue-surges-38-to-55b-amid-stories-ad-growth/547286/

[iv] https://s22.q4cdn.com/826641620/files/doc_financials/ar/2018/AnnualReport2018.pdf

[v] https://investor.snap.com/~/media/Files/S/Snap-IR/reports-and-presentations/2018-annual-report.pdf

[vi] https://www.kingstonwebworks.com/social-media-advertising/

[vii] https://www.consultancy.org/news/59/global-market-research-industry-worth-76-billion-top-10-companies

[viii] https://www.researchbydesign.co.uk/showcase/blog/4-reasons-why-social-media-is-good-for-market-research/

[ix] https://wearesocial.com/blog/2019/01/digital-2019-global-internet-use-accelerates

[x]https://image.slidesharecdn.com/datareportal20190131gd001digital2019globaldigitaloverviewjanuary2019v01-190130114756/95/digital-2019-global-digital-overview-january-2019-v01-71-638.jpg

[xi]https://image.slidesharecdn.com/datareportal20190131gd001digital2019globaldigitaloverviewjanuary2019v01-190130114756/95/digital-2019-global-digital-overview-january-2019-v01-72-638.jpg

[xii]https://image.slidesharecdn.com/datareportal20190131gd001digital2019globaldigitaloverviewjanuary2019v01-190130114756/95/digital-2019-global-digital-overview-january-2019-v01-76-638.jpg

[xiii] https://wearesocial.com/blog/2019/01/digital-2019-global-internet-use-accelerates

[xiv] https://www.statista.com/outlook/220/100/social-media-advertising/worldwide#market-revenue

[xv] https://cmosurvey.org/wp-content/uploads/sites/15/2017/08/The_CMO_Survey-Highlights_and_Insights-Aug-2017.pdf

[xvi] https://www.emarketer.com/content/us-time-spent-with-mobile-2019

[xvii] https://sensortower.com/blog/app-revenue-and-downloads-2018

[xviii] Pitchbook Data Pulled June 4th, 2019

[xix] PitchBook Data, Inc.; Downloaded on February 13, 2019

[xx] https://www.facebook.com/help/1575289455869004

[xxi] https://s21.q4cdn.com/399680738/files/doc_financials/annual_reports/2018-Annual-Report.pdf

[xxii] https://mammoth.la/apps/moreinfo

[xxiii] https://wishbone.io/

[xxiv] https://wishbone.io/aboutus

[xxv] https://techcrunch.com/2018/01/30/mammoth-media-series-a/

[xxvi] https://play.google.com/store/apps/details?id=com.amaze.pollpop&hl=en_US

[xxvii] https://www.surveymonkey.com/mp/take-a-tour/?ut_source=megamenu

[xxviii] https://www.surveymonkey.com/pricing/teams/?ut_source=pricing-summary

[xxix] https://www.surveymonkey.com/pricing/individual/?ut_source=pricing-teams

[xxx] https://investor.surveymonkey.com/static-files/342ec2ec-3b95-4933-b558-a228faeb316c

[xxxi] https://blog.twitter.com/en_us/a/2015/introducing-twitter-polls.html

[xxxii] https://help.twitter.com/en/using-twitter/twitter-polls

[xxxiii] http://d18rn0p25nwr6d.cloudfront.net/CIK-0001418091/b353de9c-2664-4e81-8acb-52e9031e4836.pdf

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Bestest, LLC
21 Bridge Square,
Westport, CT 06880

Ladies and Gentlemen:

The undersigned understands that Bestest, LLC, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated August 22nd, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on September 30th, 2019 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	21 Bridge Square, Westport, CT 06880 Attention: Kelly Helmuth
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Bestest, LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

Bestest, LLC

CROWD NOTE

FOR VALUE RECEIVED, Bestest, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20.00%.

The "**Offering End Date**" is September 30th, 2019.

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's Preferred Units that is identical in all respects to the units of Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

   m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

   1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

      a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

      b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

   2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

      a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

   3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

      a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

         ii. Obtaining the Corporate Transaction Payment.

      b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2 (a).

   4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

   5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's Manager

to be advisable to reorganize this instrument and any units of Capital Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Manager, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck


TRENDING
STYLE
@style
Which shades are your style?
18%
24%
9%
49%
VOTES: 67
DISCUSSION [3]
NICOLE
@nicoledvh
Duncan Hines is making microwaveable cakes in
Which flavor would you
to try?
89%
TELL EVERYONE WHY...
@julianna
Julianna Smyth
JULIANNA SMYTH
@julianna
Are you pro Euthanasia? (ass
suicide to relive otherwise
unreliveable physical pain an
suffering)
Yes I am pro it
I am not for it
BREE
@bree2theg
ANSWERS ARE ANONYMOUS
ou smoke Marijuanna?
Yeah!
39%
not for me
61%
be on a survival
show?
58%
42%
VOTES: 65
Bestest
Poll. Vote. Decide.

LEGAL NOTICE

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

MARKET

established
global research industry

emerging
new + growing segments

✓ AI-driven driven consumer research

✓ Data analytics

$76 BILLION in 2017
up 6.29% from 2016

$3 BILLION

Why would a company use social media for research?

real-time insights from consumers	discover purchase intent	analyze current trends	spot emerging trends

Source: https://www.consultancy.org/news/59/global-market-research-industry-worth-76-billion-top-10-companies

MARKET

Social media platforms continue to grow globally. As of January 2019, more than 3.48 billion people—about 45% of the world's population—are on social media.[i]



The average U.S. adult will spend **2 hours and 55 minutes per day** on their smartphone in 2019, up 9 minutes from 2018[ii]

Approximately **90% of time spent** on smartphones **is on mobile apps**, including social media[ii]

First-time app installs surpassed 105.3 billion in 2018, up 11.1% year-over-year[iii]

Global mobile phone users spent $71.3 billion on apps and games in 2018, up 22.7% from 2017[iii]

[i] https://wearesocial.com/blog/2019/01/digital-2019-global-internet-use-accelerates
[ii] https://www.emarketer.com/content/us-time-spent-with-mobile-2019
[iii] https://sensortower.com/blog/app-revenue-and-downloads-2018

Bestest™





Create polls with text, articles, images, gifs, or video

POLLING PLACE

Bestest is a social media polling technology that lets you **ask the crowd** anything, anywhere, anytime

social polling + real-time research

Why should I use it?

USE IT FOR

Public opinion-gathering
Crowdsource feedback from the general public or a specific group…in minutes

Group decision-making
Replace annoying group texts and long e-mail threads with a quick vote

Live audience voting
Invite guests or fans to cast votes in real time to determine a winner

Entertainment
Amuse friends (and yourself) with the app's assortment of questions, comments, and results


Verizon
9:23 AM
95%
TRENDING
FLOOR CARROT
@giirlboo
Do y'all get a real tree every year or have a fake tree?
Fake tree
63%
Real tree
22%
Both
10%
Neither

Poll others—and vote—from your phone

6.5 MINUTES

=

median time users spend in our app **PER DAY**

Since we launched, users have cast more than

3.27 Million

VOTES

on *Bestest*™

and created **over 51,000 user-generated polls**



GROWTH

37,892 USERS
as of June 19, 2019

██ # of votes cast
   per month

●— total userbase
   as of 1st of each month

formal launch
Sept. 1, 2018

	Sep 2018	Oct 2018	Nov 2018	Dec 2018	Jan 2019	
USERS	289	471	1,245	3,849	9,046	(total)
VOTES	9,725	30,707	150,665	369,861	585,087	(per month)

MARKETING STRATEGY

Events



POLL THE PLANET
FOLLOW US ON SOCIAL MEDIA
bestestpolls
@bestestpolls
@bestestpolls
@bestestpolls
#BestestRoadTrip
DOWNLOAD THE BESTEST APP!
Bestest
DECISIONS DECISIONS
TODAY I EXERCISED

Install Campaigns

bestestpolls
TRENDING
KAYLIN
@KAYLIN
Is this a candy BAR?
Reese's
No, it's chocolate candy, but it's not a "bar" 79%
Yes it's a chocolate bar 21%
Install Now
3,219 likes
bestestpolls Poll the crowd with this new app
Asked, and answered.

Original Videos





- **There Should Be an App for That** (Origin Story)
- **Bestest @ TechDay** (Product Preview)
- **Bestest @ Buffalo Wing Fest**
- **Bestest on Campus** (Georgetown)
- **Bestest on Campus** (University of Alabama)
- **Bestest Celebrity Interview** (Jane Green)



Bestest uses a **tested, multi-faceted marketing strategy**

MARKETING STRATEGY

Search Advertising

Verizon
2:14 PM
48%
Polling
Cancel
Bestest
Poll. Vote. Decide
Ad
143
OPEN
Polls for iMessage
Group Decisions Made Easy
81
GET
Create Polls Right in iMessage
Today
Games
Apps
Updates
Search

Social Media



Bestest
@bestestpolls
How do you know you've made it as a pop culture phenom? Someone gets your logo tattooed on their body for all eternity. #tattoo #loyalty #dedication #superfan #bestestcrown



Bestest
April 1 ·
Our user Jordan (@isqueen_05) is on Bestest so much, her friends made her a meme 😂😂:
Sophia, Julia,
eesha
Jordan
Bestest
addiction

bestestpolls
WHEN THAT POLL IDEA HITS
YOU IN THE SHOWER
Liked by bestestgaming and 121 others
bestestpolls You know you've been there.
#ShowerThoughts #Polls











Press

YAHOO! FINANCE · 2 · culturemap · abc7 · THE BUSINESS JOURNALS · cheddar

MARKETING STRATEGY

Influencer Programs


147
posts
20.5K
followers
9
following
Message
Angel Nikolai
Public Figure
Accomplishments:
Sponsored 💯
Im on Netflix/Hulu 💯
Pro Call of Duty Gamer 💯
Did 2 tv shows 💯
@BESTESTPOLLS
CLICK AND HOLD TO YOUR CHOICE TO CAST YOUR VOTE! YOU CAN EVEN COMMENT AND SEE DISCUSSIONS FROM OTHER PEOPLE!
I'll show you how!
Send message

Promotional Products


[BESTEST] LIFE
I VOTED FOR TA
PRETTY OPINIONATED
URRENTLY JUDGING YOU
Bestest
I VOTED FOR TACOS

Speaking Engagements


DECISIONS

Users also help market the Bestest app through **in-app referrals**, **social sharing,** and **word of mouth**



We attribute our early success to strong backing from the **Bestest people.**



Nicole Hernandez
Head of Product

Nicole is responsible for translating the needs of the market into an agreeable, working product. She was the company's first hire.



Kelly Helmuth
Chief Executive Officer

Kelly brings 20 years of digital media and startup experience to Bestest. She started her first company after graduating from Georgetown University.

TEAM

COMPANY HISTORY

SEPTEMBER 2017
Product Development

Obtained seed funding to build and launch alpha version of Bestest

SEPTEMBER 2018
Product Launch

Released alpha version of the app; initiated user acquisition campaign and completed 25-state promotional tour

JANUARY 2019
Product Scale-Up

Expanded userbase and grew in-app activity; introduced additional product capabilities; defined financial + human capital requirements for growth

We have an established track record and are **ready to accelerate**

LOOKING FORWARD

Some of the proceeds from this raise will be used to build out potential future **monetizable features** with the following anticipated dates

STARTING JUNE 2019

In-App Consumables

Paid polling tools for marketers and individual users, purchased as needed on a one-off basis; examples include the ability to turn of commenting or delay the reveal of results

STARTING JANUARY 2020

Pro Subscriptions

A bundle of polling tools for marketers, event hosts, individual users and enterprise users, granting unlimited access to all paid features, available for a flat monthly fee

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering,
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event, and
- Other risks that are not generally disclosed or known, in part because the company is privately held and does not provide risk disclosure in publicly available reports.

EXHIBIT F
Video Transcript

Bestest™

Video
EDM Background Audio / No Voiceover
Demonstration of application with intermittent text explanation / pitch

---


Bestest
App Store
Google Play


EVERY POST IS A POLL
Bestest
App Store
Google Play


Bestest
AUSTIN MICHAEL SCHULTZ
If you were in a band what would you do?
Guitar
Bass
Drums
Vocals
DISCUSSION (1)
Bestest
App Store
Google Play


Bestest
AUSTIN MICHAEL SCHULTZ
If you were in a band what would you do?
Guitar 28%
Bass 6%
Drums 28%
Vocals 38%
DISCUSSION [1] ADD COMMENT
Bestest
App Store
Google Play


SCROLL
+
VOTE
Bestest
App Store
Google Play


GET
HOOKED
Bestest
App Store
Google Play


Bestest
AUSTIN MICHAEL SCHULTZ
If you were in a band what would you do?
Guitar 28%
Bass 6%
Drums 28%
Vocals 38%
DISCUSSION [1] ADD COMMENT
Bestest
App Store
Google Play


Bestest
Would you rather have no babies, one baby, twins, or triplets?
CHILD FREE AND LOVING IT
Bestest
App Store
Google Play


Bestest
Cheese fries or chips and queso? (This is so hard for me😂😂)
Bestest
App Store
Google Play


FROM SILLY TO SERIOUS
Bestest
App Store
Google Play


SEE INSTANT RESULTS
Bestest
App Store
Google Play


POLITICS N' STUFF
@Pol
Should there be tighter restrictions for welfare?
Yes
No
Regardless, eliminate welfare programs
DISCUSSION [1]
ADD COMMENT
Bestest
App Store
Google Play


POLITICS N' STUFF
@Pol
Should there be tighter restrictions for welfare?
Yes
86%
No
7%
Regardless, eliminate welfare programs
7%
DISCUSSION [1]
ADD COMMENT
Bestest
App Store
Google Play


DISCUSSION [1]
ADD COMMENT
SUPERMAN
Do you play the lottery on a consistent basis?
Yep
Nope
TELL EVERYONE WHY...
ADD COMMENT
Bestest
App Store
Google Play


SUPERMAN
Do you play the lottery on a consistent basis?
Yep
5%
Nope
95%
TELL EVERYONE WHY...
ADD COMMENT
BILL
Bestest
App Store
Google Play


SEE PEOPLE'S COMMENTS
Bestest
App Store
Google Play


BIRDIE MARTIN
Do you name your car?
Yes 30%
No 67%
If it's an epic name please share 3%
DISCUSSION [3] ADD COMMENT
Klein Productions
Birdie Martin
MythicalDog Lover
Bestest
App Store
Google Play


Yes 30%
No 67%
If it's an epic name please share 3%
DISCUSSION [3] ADD COMMENT
Klein Productions
Birdie Martin
MythicalDog Lover
Bestest
App Store
Google Play


SEE WHO VOTED
Bestest
App Store
Google Play



FOLLOWING
BIRDIE MARTIN
Do you name your car?
Yes
30%
No
67%
If it's an epic name please share
3%
DISCUSSION [3]
ADD COMMENT
Klein Productions
Birdie Martin
MythicalDog Lover
Bestest
App Store
Google Play



22 votes
KELLY HELMUTH
CZY VISIONZ
@czyvisionz
AMBER HEWETT
@amberhewett91
JOSEPH ARANDA
@aranda2518
Bestest
App Store
Google Play



22 votes
S.T
MATTHEW "BUSCHHOFF
@matthewbuschhoff
AUSTIN MICHAEL SCHULTZ
JACOB
Bestest
App Store
Google Play



ASK YOUR OWN QUESTION
Bestest
App Store
Google Play


Oreo needs your help! Which of these flavors would you most want to try?
1. Choose a style
TEXT
IMAGE
Bestest
App Store
Google Play


Oreo needs your help! Which of these flavors would you most want to try?
2. Add answer options
ENHANCE
Bestest
App Store
Google Play


Oreo needs your help! Which of these flavors would you most want to try?
2. Add answer options
Media
Add a picture
Add a video or gif
GO
Bestest
App Store
Google Play


Oreo needs your help! Which of these flavors would you
Media
Add a picture
GO
Done
Bestest
App Store
Google Play


CREATE
Oreo needs your help! Which of these flavors would you most want to try?
2. Add answer options
Bestest
Download on the App Store
GET IT ON Google Play


2. Add answer options
Bestest
Download on the App Store
GET IT ON Google Play


2. Add answer options
Bestest
Download on the App Store
GET IT ON Google Play


2. Add answer options
Rocky road trip
Bestest
Download on the App Store
GET IT ON Google Play


2.
Add answer options
Rocky road trip
Back
Preview
Bestest
App Store
Google Play


Apple pie
Cho
Back
Preview
ENHANCE
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EXHIBIT G
Webinar Transcript



Bestest

Webinar Transcript
July 26, 2019

Brett Andrews: Hi everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Bestest, the app that allows users to create and share polls with targeted audiences. We are joined today by Kelly Helmuth, co-founder and CEO of Bestest. Prior to being named Chief Executive Officer in April 2019, Kelly served as the company's Chief Growth Officer. As Chief Growth Officer she was responsible for developing product used cases, bringing the product to market, acquiring users, and liaising with investors and prospective investors. Kelly brings 20 years of digital media and startup experience to Bestest. In addition to Bestest, she also has worked in executive roles at the Ledgemoor Group and SES Media Group. She is the ghostwriter of *Unlock Your Inner Entrepreneur* and a graduate of Georgetown University. She started her first company at age 21. We are also joined by Lalit Goel, Co-founder and Chairman of Bestest.

Lalit was a founder of Bestest and served as CEO until April 2019. Since April 2019, he has been serving as chairman of the company. As CEO Lalit was responsible for creating and executing the company's long-term strategy to grow and maximize return on investment for all stakeholders. In addition to his current role at Bestest, Lalit also currently serves as the CEO of the Aerostar Group. He is a serial entrepreneur and has started more than six ventures. Previous experience includes serving as the CFO of RFQlogix and working for PwC. He holds an undergraduate degree from Chandigarh College of Architecture and an MBA from the University of Buffalo. We're, lastly, we are joined by Nicole Hernandez, the Head of Product for Bestest. Nicole joined Bestest in 2017 as a technical consultant and was later promoted to Head of Product. As Head of Product, she is responsible for prioritizing, architecting, and testing new features in the app in collaboration with a company's engineering team and other stakeholders.

Prior to joining Bestest, Nicole was a fellow at the Startup Institute in New York, where she enriched her technical fluency by completing coursework and workshops and multiple programming languages such as JavaScript, Python, Ruby, Rails, HTML, and CSS. Nicole holds an undergraduate degree in arts from Middlesex County College. How are you guys doing today?

Lalit Goel: Great, thanks.

Kelly Helmuth: Thanks Brett.

Brett Andrews: Yeah, thanks for joining us and thanks for everyone who's joining us and logged in right now. Just real quick, before we get started, I want to let everyone know the format. Today, the Bestest team are going to spend about 10 minutes or so, maybe 15 minutes going through the pitch deck, and they'll give you a little bit more background on the company. During the presentation, we encourage you to send any questions. If you go over to your GoToWebinar control panel, there's several tabs there, one is titled Questions and you can submit them through there. Feel free to submit during the presentation, they won't interrupt the team, they'll just go to me. Then once the presentation is finished up, we'll go into Q&A and cover the questions that are submitted and field any others that people may have. With that, guys, I'll let you guys take it away and introduce everyone to Bestest.

Kelly Helmuth: Thank you, thank you MicroVentures for having us. As Brett said, I'm Kelly Helmuth, the CEO of Bestest, an addictive mobile app that lets you poll the public and vote right from your phone. Now we live in an era of fake news with people questioning who and what information they can trust. In response, we created a DIY polling tool that turns regular people into pollsters. You get reliable independent information, because we let you ask the public directly. You know what, people seem to like this. Our users, so here's now I'm trying to advance the presentation, let's see if this works. There we go. Our users are spending an average of six and a half minutes a day on the app, and back when we started 10 months ago in September, since then, we've accrued, actually it's 3.3 on

here, 3.8 million votes in the app is what we've logged. That's from 40,000 users up from 470, our first 30 days out in the market.

We were able to accomplish all of this with a team of four people. I like to joke with some of our investors and say, "Just imagine what we could do with five?" We believe it's time that polling and surveying went from annoying to easy, from a solo experience to a social experience, from a one off to an always on, and from after the fact to as it happens. What is Bestest? Bestest is a downloadable mobile app, it's available for free on iOS and Android. It's a visually rich scrolling social feed, where every post is a poll, and some people like to say if SurveyMonkey and Instagram had a baby, it would be Bestest. It's usually at this point, so this is our team of four and we're going to go back to some of these slides, but it's usually at this point that I'd like to say let's pause.

I usually get questions on what are the used cases, and by extension, how do you generate revenue? We're going to get to that. But I want you to go back in time with me for a moment to that incident when Bestest came to be. Now, here in this picture, you see my co-founder, Lalit Goel. He's second from the right, and he was out shopping with his wife, Sandy, they were shopping for frames for her. Now, Sandy had narrowed it down to about four pairs and she turned to the clerk and she turned a Lalit and she said, "Which one of these looks the best?" Now, Lalit's been married for over 20 years so he didn't walk into that trap. He said, "Well, dear, of course they all look good on you," and that was no help. At that moment, he thought, "Wouldn't it be amazing if there were an app that just lets you poll the planet with something visual, something instant, something where you could get a bunch of outside honest opinions in a hurry?"

Now, of course, he thought of Facebook and Sandy wouldn't want those pictures going to all of our friends. He thought of Twitter and they didn't have a very big following there and those polls were text only. Instagram, it's visual but binary so it's similar problems. Now being a serial entrepreneur that he is, and as Brett mentioned... Now, he went home and did a lot of research. He did not find anything that met his needs and then he called up his son, a junior at MIT at the time, and within a few months, they had a working prototype and a name, Bestest. Now, people usually ask me what kinds of questions do users ask and answer on Bestest? I always say, "Questions range from serious, what's your stance on abortion to silly like what's the right way to open a ketchup packet, with your fingers or with your teeth?"

Now at this point, let's start to dive in to how people are using Bestest. What are they using it for? Public opinion gathering, group decision making, live audience voting. This is a battle of the bands, entrepreneurial pitch competition, the audience chooses the winner. Finally, the thing that surprised us the most, when we created it, it was really to solve those functional problems like the opinion gathering, group decision making, and live audience voting, and the problem that Sandy faced when she was shopping for frames. What surprised us, what we didn't anticipate, was how much it would be used for a form of entertainment. As you saw earlier, with users spending an average of six and a half minutes a day in the app. Now, our very first investors, to include Lalit, they saw a potential here in the market. Now, for a minute, I'd like to actually transition and walk us into what is that market?

Bestest is part of a global research industry, it's a $76 billion industry and we're part of a smaller segment that accounts for $3 billion in annual revenue. It's a new emerging segment and it focuses on social media, data gathering, and consumer research. Why would you even care? Why would a business care? These insights are real time, no longer are businesses spending $300,000 and waiting three months for results. We can discover purchases in 10, we can detect current trends, spot emerging trends. By the way, that's just the business side. If any of our users are on this webinar, they can tell you how fun it is. In the world of social media, 45% of the population is on some sort of social media. In fact, the average U.S. adult will spend 2 hours and 55 minutes per day on their smartphone, and that's up from 2018. Now, most of that time is spent on mobile apps, which includes social media, and for the first time, app installs surpassed 105 billion last year, and that was up over 10% from the prior year.

How much are they spending? $71.3 billion on apps and games, and that was up 22%. I can't make forward looking projections but don't scold me, so you can draw your own conclusions from here. We initially raised funding, we went out in the market, we tested our concept with the beta version. We swept out what the need was, we listened to our users. Now I like to joke, the name test is in our company name. You can test out any pricing, packaging ideas, branding, logos, taglines, and we did just that for our own application. We went out in the market and we tested and tested and tested. We spent 12 months developing an alpha version that would be market ready and we launched it in September 2018. At that point, it was still going, 470 users that first month. Now upwards of 40,000. We went on a 25 state Poll the Planet tour, where we traveled 15,000 miles and met our fans and followers and users and showed all the different ways you can use Bestest.

What are we doing now? What are we doing this year? We're focusing on scaling up and getting even better. For the users that are on this webinar, our goal is to bring Bestest to more people. We're ready to accelerate, and so why are we doing a crowdfunding campaign? So many of our users have come to us and said, "How do I participate in Bestest? Can I be an influencer? Can I be an investor?" I believe in this, and in fact, I encourage you to go read the reviews. With MicroVentures, a venture firm out of Austin, Texas, approached us and said, "We have a vehicle, we have a way to let your users come into the company and back some of the new features that you're rolling out and be part of your growth." We jumped at the chance. Our users had been seeking it and we needed a way to connect those interests.

How are those funds going to be used? 15% just for working capital for the business, but the bulk of it, 31%, is going to product development, features requested by users and features that help to generate revenue for the company. Our goal is to become self-sustaining as soon as possible. The bulk of those funds, 55%, are going to attract more users, engage the ones we currently have, and retain the ones that we earned since September. We have a plan for a minimum case and a maximum case. That brings us to the whole how will we generate revenue? We're several months ahead of schedule already in introducing in-app consumables. What does that mean? Well, these are polling tools. You probably already see one in the app and it is to turn off commenting. It was requested by a school and we were able to accommodate rolling out several of these small paid polling enhancements over the next few months.

Then bundling them together come January into a pro subscription for individual marketers, our regular users, and enterprise users. We have a plan beyond that for startup. We're taking every day as it comes and we were looking for your help. Now, I hope after hearing this presentation and after meeting our team in a minute and asking questions that you'll cast a resounding yes vote in favor of Bestest. When we get to questions about marketing strategy, I'm happy to dive into this a little bit more. But before we conclude, I want to go into like my number one asked question and that's how did you get all these users and how are you planning on getting more? This is what dives into that, we use a combination of install campaigns, in-person events, original videos, social media posts, search advertising press, influencer programs, promotional products, CPE engagements, and relying on our own users for in-app referrals, social sharing, and word of mouth. Now, that's a lot for a team of four people.

Some of the money that we're raising, that's going to go towards a key hire. Alex Cantor Ellis, he was with us on the road trip, so we got to try him out. We saw the results of his work, we developed a good dynamic, and have been able to de-risk his future hire. We want to bring him on our team full time, so that we can do more with what we have and we can introduce even more features to users. At this point, I think Brett would like to open it up to questions and we've got Lalit on the line, Nicole, and our tech team. So, fire away.

Brett Andrews: Thank you, Kelly, that was great. We did have a couple of people join late so I do want to remind everyone that if you do have some questions, you can go over to your Control Panel and under the Questions tab, feel free to submit them. I want to kick things off on my side, so I think one of the biggest stories here is really the growth that you guys have had. Kelly, if you remember, I think you and I first connected back in, I want to say, February. I think at the time you were only, I don't even know if you're... I think you started what, you said September? Maybe you were six months old and already to about 20,000 since then. You're now it's been another five months or so and now you've almost doubled in terms of user base. I'd love to hear your take on what you attribute to that.

I know you touched on the marketing piece of it, and maybe I'm not sure how much of that is the plan going forward in terms of the install ads and whatnot, but maybe you can share a little bit on what has been one of the main factors in the really hockey stick growth in terms of user numbers?

Kelly Helmuth: Yeah, well, I have to give credit, it's the Bestest app with the Bestest users, so I really have to give credit to our users who've been some of our fiercest advocates. The fact that we have a marketing

	strategy that we've tested over time and it works. We've driven down our marketing cost to a bare minimum, so as I mentioned, we have the word test in our name. I'm a big believer in trying all different platforms, all different approaches. In the beginning, even when we did our install campaigns, those download campaigns, I tried on Facebook, Instagram, Twitter, Snapchat, all over to see which one converted the best. Instagram, as it turns out, had the highest level of downloads and conversions for Bestest.
	I'm not surprised since we're an Instagram style feed, and so from there, we made an executive decision to put more of our money, more investment money into deploying install campaigns on Instagram. That's how we've approached everything. We tried a bunch of events, we saw which ones work the best, we do more of that.
Lalit Goel:	Also, there are people who are already using this app and they're referring us to their friends and their own circles. In this natural [inaudible 00:18:12] position through their board.
Brett Andrews:	Great, yeah, and we had a question, I know you mentioned a little bit about this during the presentation but I wanted to dive a little bit deeper. One of the things I personally like about what you're building is it is a social, it's in the social media category and you showed some great market statistics during the presentation. You have different monetization models built in that aren't just ad based, right? It's there's some premium features and that sort of thing. With the question that we got was about customers and I think I'd love to hear more on what conversations you've been having with potential customers? I know you mentioned the school wanting to eliminate comments. But I got to believe that there's some CPG companies or some other companies out there that could really use some of the insights. What conversations have you had there, if any, and what do you look at the likelihood that they would pay for something like this and how would the business model affect that?
Kelly Helmuth:	Yeah, we're really lucky because the business I was in before this was an online publishing business. I dealt with over 2000 brands a year that made advertising decisions. One thing I love about Bestest is it's not peppered with ads, but we say why settle for a view when you can get a vote? When brands that we're working with can have consumers, it cast their input in favor of packaging, coloring, even pricing of products that are coming out. First of all, we envision a world where there are better products, public policies and personal decisions, because of our app. But when they can use this and actually gain valuable actionable business insights, why just advertise when you can advertise and get the insights? We're leveraging my Rolodex of these 2000 advertisers I've worked with before. We've attracted the attention of some on our own.
	What surprises the most, Brett, in response to your question, so there are these CPG companies, and for those that means consumer product companies like think of toothpaste and hair brushes and deodorant and like that type of consumable. This is a really natural application for them, but beyond that, we were really surprised when our own users came to us and said, "No, I would pay for something. Here's what I want, I would pay for this. I would pay for the ability to ask a question anonymously." We've had politicians say, "I don't want to reveal my identity to my constituents but I want to get a read on how people in my community feel about this issue." It's actually been for our users. Again, whether they're individual users or whether they represent a large organization who've driven the introduction of monetizable features for us.
Brett Andrews:	I think that's a great point talking about the feedback from getting direct feedback from the user perspective on these polls, rather than... I know as a user myself, when I get different advertisements, whether that's on YouTube or even TV, the brand still feels so distant. You don't feel like you're interacting. I think, with this, the user is getting a say. I'm also curious what have the users said about that aspect of it and what guess what jobs, what problems do you feel like you're solving for them in addition to the brands who, in many ways, are the ultimate customer?
Kelly Helmuth:	Sure, sure. Well, I would actually encourage, we have pages full of reviews on the App Store in Google Play, people saying, "This app deserves its name, best polling app I've ever used. You guys are the most flexible out there." I know I'm limited to what I can say during the webinar, so I encouraged folks to please go take a look, our users say it best. In response to your other question, I can give an example in terms of what jobs, what problems it's solving. Now, we have two sections of our app so there's a private environment and a public environment. Just this morning it was a private environment, so my girlfriends and I were going on a tour that included some wine tasting,

I have to confess and it got canceled because of the weather. We have 10 possible dates for the future as far as when the company will do this for us. We suffered through, I think, four and a half days of group texts and these long email threads trying to decide on a date and hearing what everybody's conflicts were and their schedule.

This morning, my friend, Sarah, said, "You know what, I'm settling this once and for all." She created a private circle on Bestest, listed all the dates, and is making sure that we get a unanimous decision on what date everyone can do it. We collect qualitative and quantitative information and what that means is that you can actually just cast a vote and see the raw numbers. But qualitative saying, "Hey, I voted for September 1st but it's not an ideal time for me." You can get feedback like that. In my own personal life, it's also a pretty big problem this morning.

Brett Andrews: That's great. I wanted to also bring up at a point that I think there's probably some people out there that maybe on their mind. In the news recently, there's been a lot of other social media platforms that have been under scrutiny, whether that's government or just the popular culture in terms of just the behavior on some of these platforms. Whether it's trolls or certain types of... There can be some, I don't know... I think hate speech is probably a strong word but certainly in some of these platforms that occurs, what are your thoughts around trying to prevent that and make sure that this is a place that people want to continue to hang out for an average of six minutes? Which I have to say is extremely impressive from the companies that I've looked at. But, yeah, we'd love to hear your thoughts on maybe the general and social media landscape and then how you think you guys can prevent some of that?

Kelly Helmuth: Sure. I can speak to the general media landscape and then I'd love to invite Nicole Hernandez, our head of product, to address how she's come up with a system to monitor the feed and create a certain ecosystem within our app. But to begin with, what really sets us apart from other social is that we are open and unfiltered. Our feed is completely public, you're seeing everything that's out there in real-time. When I say unfiltered, on Facebook and other social channels, they know your preferences. If you're liberal, you're getting New Yorker articles to support your point of view. If you're conservative, same thing, I mean, opposite scenario but you get me, you get what I'm saying. In our social platform and Bestest, what we love to say is there are no echo chambers, you're not in an echo chamber hearing opinions that are just like yours. You'll actually get to see we're testing a light on how does the general population feel about an issue?

Again, whether it's silly, not silly, but whether it's a movie like *The Lion King*, what's your feeling on that live action flick? Or if it's on a political issue about declawing cats in New York State, which has just recently outlawed. Regardless of how you in your immediate circle thinks, you're actually seeing how the world at large thinks. That's one, open and unfiltered. Number two, undiluted, no other stuff. You're not seeing family albums of your friends' vacation. A lot of social platforms try to be everything to everyone, and they offer a small polling function that's very limited. We're just polling, we're just polling for a reason, completely undiluted. Our answers and the poll responses are transparent. You can see the poll results, you can see who voted for what, and by extension, we believe that is a business credo too and being transparent.

I think that's why, Brett, we've had a lot of early adoption at a time when people are very frustrated and very distrustful of other social that is out there. The respectfulness of our community is a key differentiator, Nicole is going to speak to that. Then the number of polling options, the richness, the versatility of it is also what sets us apart. There was a user, Ragnarok, the other day and he just gave us this amazing feedback right in the app. He wrote, "All I know is Bestest is the best polling app I've used. Well, I enjoy polls in general, many other platforms are a bit rigid in their interfaces, options, and capabilities are quite limited. Bestest, however, is raising the bar at a substantial level. With that, Nicole, I'd love if you could address how we prevent trolling and the acrimony that you find in a lot of other apps.

Nicole H.:   Yeah, absolutely. In regards to the trolls, there's a few things that we have in place to prevent this kind of behavior. The first is we have community guidelines that make it immediately not okay to post certain types of comments in polls, specifically, things that are sexually explicit. In our community guidelines is you're not allowed to harass or abuse other people. It's really important to us that users are able to express themselves without feeling like they're silenced for their opinions. As Kelly mentioned earlier, we have some serious conversations that go on,. After the Alabama law was passed, we had a lot of conversation about abortion, and people are very intense about their opinions about it. It's okay to speak that way but it's not okay to disparage somebody else for having an opinion. One thing we've noticed is that even without ourselves monitoring the content, our users monitor each other.

They're very quick to police each other in saying like, "Hey, that's not okay. That's inappropriate behavior." Sometimes it works and sometimes people continue to push out, and so we do have other safeguards in place. Particularly, you can report users for their behavior if they're posting content that's inappropriate, if they're posting comments that are inappropriate. If a user gets reported enough, then they get marked as a troll. That user now has the ability to see that people are not okay with the way they're behaving in the app and the way they're conducting themselves with the community. We've had users reach out like, "How do I fix this? I'm really sorry, I was just trying to ruffle some feathers but I don't want to be a troll." We tell them, "Listen, just either wait it out and don't get reported anymore, improve your behavior, or try posting polls that the community likes and try to earn a different ranking."

We have the poll star ranking which is about posting amazing polls, and if you post polls that the community truly loves, then they'll welcome you with open arms and you'll see your ranking change. Or go above and beyond and become one of those community policers, become one of the helpers in the app. Reach out to other users who are struggling or being bullied by someone and you might even earn the champion ranking, which is nominated and assigned by the company after deliberation. Yeah, that's a few of the ways. I just wanted to make a comment in terms of the reporting, as I mentioned, we don't want to silence opinions and we're very careful about not taking things down just because they ruffle feathers. We want to make sure that what you're saying or posting is truly going against the guidelines and truly harassing someone, not just stating an opinion that people don't necessarily like.

Brett Andrews: Yeah, I think that's really interesting about your user base really having a community culture to it. We talk a lot in our business and when we're talking to other startups about the culture of the company itself, but you guys have with this base. It's almost an arm of the company in a lot of ways, and I think that's really interesting some of the self-policing that you mentioned. I think it goes in line, some of that goes in line with what Kelly mentioned of the reason of doing the crowdfunding campaign in the first place is this community seems to be pretty vibrant and it has an identity. I think that's really important when you're building something like what you guys are building. We did have another question come in, pertaining to what Kelly was talking about but I really would love to hear Nicole's take on this, and it's about competition.

As Kelly mentioned in her previous statement that there are some other polling, other social media channels that do have polling features. They're certainly not the primary focus, it doesn't seem like but they're there. I'd love to hear Nicole's take on how Bestest is different than some of the other options out there on other platforms in the way that you plan to be the number one place to go if you want to have a poll, whether you're a user or a brand.

Nicole H.: Yeah, absolutely. As you mentioned, we're dedicated to polling, so our whole structure of polling is just above and beyond what anybody else is offering currently. They're either offering only text or they're offering binary choices or the whole experience is clunky. But what I found is the biggest difference is the polls really get lost among the clutter of all the other posts. You're less likely to get engagement on your polls because of that. Facebook is a great example of this, where they're just trying to be everything. By doing that, they're nothing at the same time. They don't excel at any one particular thing, we just offer everything. I think our goal with Bestest is to really excel at polling and make it as rich as possible of an experience. We've had a lot of users and companies and potential investors reach out to us and say, "Your UI and UX is absolutely stunning, it's amazing, it's so easy, and intuitive." I think that that's attributed to the fact that we dedicate everything to polling.

Brett Andrews: Yeah, I can speak from firsthand experience. Here in the office, many of us have downloaded the app and have accounts and oftentimes, yeah, oftentimes at lunch, we'll sit there and I think we've far surpassed your average six minutes on the app. I think because there's that, as a habit, you're going through and voting on things. As you mentioned, Nicole, that the UI/UX is fantastic and it's addictive. I find myself just voting on stuff like Kelly mentioned in the beginning like what should I have for dinner tonight? All of a sudden, I'm interacting with this and making a vote on, on somebody's poll. Then it's even more fun when you start putting out polls yourself. I think I've done a couple on my own and it's been really, really cool to see what the response is like.

	Real quick, I wanted to get into the part of the capital side. Again, the purpose of this webinar is to share more information around the crowdfunding campaign that is on the MicroVentures website for Bestest. Kelly, I know you went into the use of funds and talked about how a big bulk of that, I think it was 55%, is going to be used for acquisition and retention. I'd love to maybe dive a little bit deeper. You don't need to spend too much time reiterating some of the marketing channels because I think you have covered that quite a bit. But I think retention piece is a side I'd really be curious to hear more about. Specifically, because there is a large amount of the funds that are going towards that. What can you share with us on the strategy there?
Kelly Helmuth:	Sure. Thanks, Brett. We've been able to achieve industry standard retention rates and that's with free and somewhat nonexistent tools. We like to look at the fact of what if we had enterprise level, enterprise grade software? What if we had a dedicated person in this position? Like we saw it when we had [inaudible 00:35:33], when we were pumping out videos, when he was able to engage with our community on social media, we saw an immediate lift. We feel that this part of our business, we're at a point in a level of growth and maturity where it needs its own owner. The reason why it's such a big portion, Brett, of the capital ratings is because it's actually going to fund a new hire. I know every state, every state government you talk to, the whole objective is job creation. Our investors will help us create this one job and actually render an even better user experience.

That's one thing, is the human capital, then we actually have that enterprise software that we partnered with and are ready to move forward with enterprise level tools. We can message users in the app, we can trigger things. After you voted on a poll, four hours later, you get a reminder, "Come back and check out the results of your poll." None of these things do we have right now and they'll make a measurable difference in our business. |
| Brett Andrews: | That's great. Yeah, and I think that I just love the idea that you're doing this raise, and in many ways, your users are helping by backing the project and showing their support, they're helping you bring on team members that can then improve the experience for them. It's a win-win. Not only are they getting to invest into the company from a financial perspective, but they're also improving the experience for themselves in the long-term. I think that's really cool. We're coming up on time here. I did, really quickly before we wrap up, wanted to talk a little bit about the future. Obviously, you've alluded to it a couple of times, Kelly, that because of compliance reasons, we've got to be careful about what we say in terms of claims of where we think this can go. But I think from a broad sense, you're at over 40,000 users today, which as I mentioned in the beginning is extremely impressive given that you launched not even a year ago.

But I'd love to hear your thoughts on just the continued growth, the plan for the future, in addition to this, the capital raised here. But do you feel that the strategies you've been employing are replicable to get you to a million, 10 million, 100 million users potentially? |
Kelly Helmuth:	Absolutely, our biggest constraint is capital. We've been able to do all this with a limited team on a shoestring budget so an infusion of capital can amplify and magnify what we're already doing. It's going to be the most significant contributor to our future. At this point, it might be a good time to engage our chairman and founder, Lalit, and see what some of his thoughts are on moving forward.
Lalit Goel:	Well, thank you, Kelly. I really see in an immediate future for Bestest. We have put together a great team and a lot of investors including myself really and truly believe in this. What we have done is we have created an experience where a lot of people say that you can get coffee from Starbucks or you can get it from a gas station. We see our polling app gives you an experience of a Starbucks coffee in terms of polling. We are growing fast and capital is the only constraint we have at this time. I know we shouldn't be talking about the future looking information here, but we're very confident that we'll be growing fast and as a premier polling app going forward.
Brett Andrews:	Great, I appreciate that. I guess we're going to bring it to an end here. I guess, Kelly, Lalit, Nicole, before we all make sure to point everyone towards the campaign page at the end, but is there any last words you'd like to share and anywhere else that you'd like to point people towards? Certainly, to download the app, I would encourage everyone to do that. As I mentioned before, I've used it and it's really fun and I think you'll find yourself getting stuck on it longer than any plan. But even outside of that, I believe you have some social media accounts that people can follow, any other places that they can get some more information other than the MicroVentures page?

Kelly Helmuth:	Well, I'd say the MicroVentures page is rich with information. Your team has done an exceptional job. That was the most rigorous due diligence process I've ever been through. Yeah, so the app is available for free for download on Google Play. On the App Store, the social channels are listed right there on your screen. Please give us a follow, we have some really fun stuff. It's a great way to stay up-to-date on the company and in touch with the founders. Let us know if you want any merch or space. Please look at the perks of investing, there are a number of them listed right there on the website. If you know anyone in media, if you know any companies that would love to make group decisions, our app could help, please let us know. We had a polling company in DC reach out to us because they received MicroVentures' email and they said, "This is exceptional, let's talk."
	Then, finally, yeah, get on it, enjoy it, use it yourself and hopefully it'll solve some problems. Finally, if you know any event hosts, whether it's wine tasting, beer tasting, chicken wing festival, or a battle of the bands, this is something that they can use for live audience voting. Just keep all of those in mind when you go out there and you're experiencing your day to day life, we would love any support, any referrals that you can give.
Brett Andrews:	That's great. It really is a solution that applies to almost everybody, and it's hard to think of someone who can't get some use or enjoyment out of the product. Lastly, just to mention, again, the raise is ongoing for Bestest and you can find more information on that raise including the investment terms, the perks Kelly mentioned. There's some really cool stuff on there depending on the level of investment that you make. You can read through all of that. There's a bunch of other material that we put together with the help of the Bestest team. Then, of course, if you'd like to invest and be a part of this, we welcome you. If you go to microventures.com and click on the crowdfunding tab, you'll find the Bestest tombstone, you can click there and then that'll be the campaign page.
	There's a bright orange button that says invest up in the top right. And you can click there. If you don't have an account, you can quickly make one and it's pretty easy to move through the process. Then, lastly, if you do have any other questions, many people will probably be listening to this or a recording of this, so if you do have any other questions, there is a discussion forum where you can go in and ask those and the Bestest team can respond. They're very diligent and I know they're excited about this whole process as are we, as MicroVentures. We're very happy to be working with them and it's been a pleasure so far.
	I want to thank everyone who joined us for the webinar, all the attendees, Kelly, Lalit, Nicole, thank you guys for your time, the presentation was great and all the other information and answering the Q&A. That's going to be it for us today. It's going to conclude the webinar. Thanks again and everyone have a great day and a great rest of the week.
Kelly Helmuth:	Thank you, Brett.
Nicole H.:	Thank you.
Lalit Goel:	Thank you, Brett.
Brett Andrews:	Thanks, guys.